SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM

6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023.
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F  ☒        Form
40-F  ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 10, 2023, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2022 and December 31, 2022 and for the three and nine months ended December 31, 2021 and 2022.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 10, 2023	By	/s/ YASUAKI MIKAMI
Yasuaki Mikami
Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation’s quarterly financial report (
shihanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on February 10, 2023, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2022 and December 31, 2022 and for the three and nine months ended December 31, 2021 and 2022.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Fiscal year ended March 31, 2022
Total revenues	¥1,868,113	¥1,994,844	¥2,520,365
Income before income taxes	316,689	283,473	504,876
Net income attributable to ORIX Corporation shareholders	211,341	211,388	312,135
Comprehensive Income attributable to ORIX Corporation shareholders	268,097	151,512	382,219
ORIX Corporation shareholders’ equity	3,147,960	3,255,412	3,261,419
Total assets	14,091,160	14,553,890	14,270,672
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	175.17	178.63	259.37
Diluted (yen)	174.98	178.41	259.07
ORIX Corporation shareholders’ equity ratio (%)	22.3	22.4	22.9
Cash flows from operating activities	765,529	579,624	1,103,370
Cash flows from investing activities	(773,265)	(691,718)	(808,846)
Cash flows from financing activities	(48,204)	69,267	(306,618)
Cash, Cash Equivalents and Restricted Cash at end of Period	1,031,165	1,067,018	1,091,812

Note: Consumption tax is excluded from the stated amount of total revenues.

	Millions of yen (except for per share amounts)
	Three months ended December 31, 2021	Three months ended December 31, 2022
Total revenues	¥626,579	¥630,028
Net income attributable to ORIX Corporation shareholders	64,659	89,612
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	54.00	76.30

Note: Consumption tax is excluded from the stated amount of total revenues
(2) Overview of Activities
During the nine months ended December 31, 2022, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2022 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report
(shihanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Nine Months Ended December 31, 2022

Total revenues	¥1,994,844 million (Up 7% year on year)
Total expenses	¥1,757,536 million (Up 11% year on year)
Income before income taxes	¥283,473 million (Down 11% year on year)
Net income attributable to ORIX Corporation Shareholders	¥211,388 million (0% change year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥178.63 (Up 2% year on year)
(Diluted)	¥178.41 (Up 2% year on year)
ROE (Annualized) *1	8.6% (9.1% during the same period in the previous fiscal year)
ROA (Annualized) *2	1.96% (2.04% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
Total revenues for the nine months ended December 31, 2022 increased 7% to ¥1,994,844 million compared to ¥1,868,113 million during the same period of the previous fiscal year due to increases in services income, finance revenues, and operating leases revenues despite a decrease in gains on investment securities and dividends.
Total expenses increased 11% to ¥1,757,536 million compared to ¥1,585,994 million during the same period of the previous fiscal year due to increases in services expense, interest expense and selling, general and administrative expenses.
Equity in net income (loss) of affiliates increased 116% to ¥18,275 million compared to ¥8,465 million and gains on sales of subsidiaries and affiliates and liquidation losses, net increased 3% to ¥26,872 million compared to ¥26,105 million during the same period of the previous fiscal year.
Due to the above results, income before income taxes for the nine months ended December 31, 2022 decreased 11% to ¥283,473 million compared to ¥316,689 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders remained relatively flat at ¥211,388 million compared to ¥211,341 million during the same period of the previous fiscal year.

Segment Information
Our operating segments, used by the chief operating decision maker to make decisions about resource allocations and assess performance, are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the nine months ended December 31, 2021 has been retrospectively restated.
Total revenues and profits by segment for the nine months ended December 31, 2021 and 2022 are as follows:

	Millions of yen
	Nine months ended December 31, 2021		Nine months ended December 31, 2022		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥337,945	¥61,871	¥321,647	¥56,444	¥(16,298)	(5)	¥(5,427)	(9)
Real Estate	294,257	26,629	288,293	24,486	(5,964)	(2)	(2,143)	(8)
PE Investment and Concession	281,009	(10,570)	312,090	6,713	31,081	11	17,283	—
Environment and Energy	107,167	18,332	168,419	34,140	61,252	57	15,808	86
Insurance	352,192	44,669	360,085	24,010	7,893	2	(20,659)	(46)
Banking and Credit	65,019	32,599	62,324	24,868	(2,695)	(4)	(7,731)	(24)
Aircraft and Ships	29,305	2,841	42,369	17,007	13,064	45	14,166	499
ORIX USA	122,697	67,433	135,261	33,032	12,564	10	(34,401)	(51)
ORIX Europe	171,017	55,987	157,653	35,893	(13,364)	(8)	(20,094)	(36)
Asia and Australia	108,878	35,108	142,719	34,071	33,841	31	(1,037)	(3)

Total	1,869,486	334,899	1,990,860	290,664	121,374	6	(44,235)	(13)

Difference between Segment Total and Consolidated Amounts	(1,373)	(18,210)	3,984	(7,191)	5,357	—	11,019	—

Total Consolidated Amounts	¥1,868,113	¥316,689	¥1,994,844	¥283,473	¥126,731	7	¥(33,216)	(11)

Total assets by segment as of March 31, 2022 and December 31, 2022 are as follows:

	Millions of yen
	March 31, 2022		December 31, 2022		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,516,795	11	¥1,515,425	10	¥(1,370)	(0)
Real Estate	910,101	6	946,145	7	36,044	4
PE Investment and Concession	353,581	2	340,764	2	(12,817)	(4)
Environment and Energy	703,608	5	761,789	5	58,181	8
Insurance	2,072,145	14	1,944,773	13	(127,372)	(6)
Banking and Credit	2,687,156	19	2,727,982	19	40,826	2
Aircraft and Ships	684,098	5	695,819	5	11,721	2
ORIX USA	1,364,142	10	1,454,653	10	90,511	7
ORIX Europe	401,869	3	404,920	3	3,051	1
Asia and Australia	1,306,089	9	1,394,435	10	88,346	7

Total	11,999,584	84	12,186,705	84	187,121	2

Difference between Segment Total and Consolidated Amounts	2,271,088	16	2,367,185	16	96,097	4

Total Consolidated Amounts	¥14,270,672	100	¥14,553,890	100	¥283,218	2

Segment information for the nine months ended December 31, 2022 is as follows:
Corporate Financial Services and Maintenance Leasing
:
Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
ICT-related
equipment
In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but also developing new services relating to robots, drones, etc.
Segment profits decreased 9% to ¥56,444 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends resulting from the listing of an investee recorded in the same period of the previous fiscal year, and a decrease in services income resulting from the sale of the business of Yayoi Co., Ltd. in the three months ended March 31, 2022.
Segment assets totaled ¥1,515,425 million, remaining relatively unchanged compared to the end of the previous fiscal year.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥42,624	¥45,401	¥2,777	7
Gains on investment securities and dividends	6,755	(494)	(7,249)	—
Operating leases	191,180	193,489	2,309	1
Sales of goods and real estate	7,691	3,909	(3,782)	(49)
Services income	89,695	79,342	(10,353)	(12)

Total Segment Revenues	337,945	321,647	(16,298)	(5)

Segment Expenses:
Interest expense	4,390	4,603	213	5
Costs of operating leases	143,850	140,652	(3,198)	(2)
Costs of goods and real estate sold	5,141	2,794	(2,347)	(46)
Services expense	43,772	43,279	(493)	(1)
Selling, general and administrative expenses	65,695	61,249	(4,446)	(7)
Provision for credit losses, and write-downs of long-lived assets and securities	1,274	472	(802)	(63)
Other	12,274	12,724	450	4

Total Segment Expenses	276,396	265,773	(10,623)	(4)

Segment Operating Income	61,549	55,874	(5,675)	(9)

Equity in Net income (Loss) of Affiliates and others	322	570	248	77

Segment Profits	¥61,871	¥56,444	¥(5,427)	(9)

	As of March 31, 2022	As of December 31, 2022	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥580,161	¥571,546	¥(8,615)	(1)
Installment loans	325,482	330,129	4,647	1
Investment in operating leases	517,233	516,121	(1,112)	(0)
Investment in securities	34,987	34,298	(689)	(2)
Property under facility operations	17,199	16,475	(724)	(4)
Inventories	594	420	(174)	(29)
Advances for finance lease and operating lease	1,800	787	(1,013)	(56)
Investment in affiliates	16,929	16,348	(581)	(3)
Goodwill, intangible assets acquired in business combinations	22,410	29,301	6,891	31

Total Segment Assets	¥1,516,795	¥1,515,425	¥(1,370)	(0)

Real Estate
:
Real estate development, rental and management; facility operations; real estate asset management
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also expanding our asset management business, which is less affected by volatility in the real estate market, and our housing-related business with a focus on residential condominiums. Our real estate business also operates hotels and Japanese inns, and we aim to improve profitability by attracting customers in response to diversifying customer needs. In the future, we will promote the innovation and the efficiency of our business through digital transformation, and develop businesses that take advantage of our strengths in a diverse value chain that includes real estate development and rental, asset management, facility operations, residential condominiums management, office building management, construction contracting, and real estate brokerage.
Segment profits decreased 8% to ¥24,486 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in operating leases revenues due to a decrease in gain on sale of real estate under operating leases, and a decrease in sales of goods and real estate at DAIKYO INCORPORATED and its subsidiaries, partially offset by an increase in services income from operating facilities.
Segment assets increased 4% to ¥946,145 million compared to the end of the previous fiscal year due to an increase in inventories, investment in affiliates, and property under facility operations.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥4,196	¥4,182	¥(14)	(0)
Operating leases	40,166	35,560	(4,606)	(11)
Sales of goods and real estate	77,090	58,808	(18,282)	(24)
Services income	172,769	190,068	17,299	10
Other	36	(325)	(361)	—

Total Segment Revenues	294,257	288,293	(5,964)	(2)

Segment Expenses:
Interest expense	2,135	2,375	240	11
Costs of operating leases	18,357	18,452	95	1
Costs of goods and real estate sold	62,793	49,545	(13,248)	(21)
Services expense	161,282	167,024	5,742	4
Selling, general and administrative expenses	25,589	26,806	1,217	5
Provision for credit losses, and write-downs of long-lived assets and securities	201	1,737	1,536	764
Other	(1,387)	(867)	520	—

Total Segment Expenses	268,970	265,072	(3,898)	(1)

Segment Operating Income	25,287	23,221	(2,066)	(8)

Equity in Net income (Loss) of Affiliates and others	1,342	1,265	(77)	(6)

Segment Profits	¥26,629	¥24,486	¥(2,143)	(8)

	As of March 31, 2022	As of December 31, 2022	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥62,498	¥58,556	¥(3,942)	(6)
Investment in operating leases	300,460	295,051	(5,409)	(2)
Investment in securities	4,289	3,863	(426)	(10)
Property under facility operations	155,750	167,543	11,793	8
Inventories	97,667	116,843	19,176	20
Advances for finance lease and operating lease	112,309	117,842	5,533	5
Investment in affiliates	113,178	125,929	12,751	11
Advances for property under facility operations	6,857	4,998	(1,859)	(27)
Goodwill, intangible assets acquired in business combinations	57,093	55,520	(1,573)	(3)

Total Segment Assets	¥910,101	¥946,145	¥36,044	4

PE Investment and Concession
:
Private equity investment; concession
In the private equity business, we aim to enhance the corporate value of investees and earn sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Segment profits increased by ¥17,283 million to ¥6,713 million compared to the same period of the previous fiscal year due to an increase in sales of goods and real estate, and due to the absence of write-downs of long-lived assets at an investee recorded in the same period of the previous year.
Segment assets decreased 4% to ¥340,764 million compared to the end of the previous fiscal year due to a decrease in inventories resulting from the sale of an investee.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥178	¥273	¥95	53
Gains on investment securities and dividends	2,209	818	(1,391)	(63)
Operating leases	24,635	28,196	3,561	14
Sales of goods and real estate	233,064	246,164	13,100	6
Services income	20,923	36,639	15,716	75

Total Segment Revenues	281,009	312,090	31,081	11

Segment Expenses:
Interest expense	2,029	1,522	(507)	(25)
Costs of operating leases	17,922	18,186	264	1
Costs of goods and real estate sold	213,318	215,192	1,874	1
Services expense	13,734	25,181	11,447	83
Selling, general and administrative expenses	37,844	39,415	1,571	4
Provision for credit losses, and write-downs of long-lived assets and securities	12,661	(20)	(12,681)	—
Other	(12,827)	962	13,789	—

Total Segment Expenses	284,681	300,438	15,757	6

Segment Operating Income	(3,672)	11,652	15,324	—

Equity in Net income (Loss) of Affiliates and others	(6,898)	(4,939)	1,959	—

Segment Profits	¥(10,570)	¥6,713	¥17,283	—

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,689	¥1,578	¥(111)	(7)
Investment in operating leases	43,686	52,073	8,387	19
Investment in securities	12,129	13,213	1,084	9
Property under facility operations	40,725	32,969	(7,756)	(19)
Inventories	39,554	27,734	(11,820)	(30)
Investment in affiliates	43,498	36,948	(6,550)	(15)
Advances for property under facility operations	1,323	1,340	17	1
Goodwill, intangible assets acquired in business combinations	170,977	174,909	3,932	2

Total Segment Assets	¥353,581	¥340,764	¥(12,817)	(4)

Environment and Energy
:
Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management
In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have owned and operated one of the largest solar power capacities in total in Japan. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market.
Segment profits increased 86% to ¥34,140 million compared to the same period of the previous fiscal year due to gains on the sale of shares of subsidiaries and affiliates due to the partial sale of an investee and due to an increase in services income resulting from the acquisition of a Spanish renewable energy business subsidiary in the second quarter of the previous fiscal year.
Segment assets increased 8% to ¥761,789 million compared to the end of the previous fiscal year due to an increase in advances for property under facility operations and an increase in property under facility operations primarily resulting from foreign exchange effects.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥728	¥892	¥164	23
Services income	103,719	164,483	60,764	59
Other	2,720	3,044	324	12

Total Segment Revenues	107,167	168,419	61,252	57

Segment Expenses:
Interest expense	3,592	8,703	5,111	142
Services expense	81,618	129,590	47,972	59
Selling, general and administrative expenses	8,427	12,897	4,470	53
Provision for credit losses, and write-downs of long-lived assets and securities	2	53	51	—
Other	1,043	1,660	617	59

Total Segment Expenses	94,682	152,903	58,221	61

Segment Operating Income	12,485	15,516	3,031	24

Equity in Net income (Loss) of Affiliates and others	5,847	18,624	12,777	219

Segment Profits	¥18,332	¥34,140	¥15,808	86

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥7,910	¥7,251	¥(659)	(8)
Installment loans	711	204	(507)	(71)
Investment in operating leases	279	268	(11)	(4)
Investment in securities	961	1,087	126	13
Property under facility operations	330,598	340,181	9,583	3
Inventories	356	419	63	18
Advances for finance lease and operating lease	6	0	(6)	—
Investment in affiliates	204,260	203,662	(598)	(0)
Advances for property under facility operations	57,520	92,699	35,179	61
Goodwill, intangible assets acquired in business combinations	101,007	116,018	15,011	15

Total Segment Assets	¥703,608	¥761,789	¥58,181	8

Insurance
:
Life insurance
In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face
sales through our own consulting services, and online sales. With
“simple-to-understand”
and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.
Segment profits decreased 46% to ¥24,010 million compared to the same period of the previous fiscal year due to an increase in life insurance costs as a result of increased payouts to policy holders, despite an increase in life insurance premiums and related investment income in line with an increase in insurance contracts.
Segment assets decreased 6% to ¥1,944,773 million compared to the end of the previous fiscal year due to a decrease in investment in securities.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥191	¥219	¥28	15
Life insurance premiums and related investment income	350,504	357,918	7,414	2
Other	1,497	1,948	451	30

Total Segment Revenues	352,192	360,085	7,893	2

Segment Expenses:
Interest expense	422	244	(178)	(42)
Life insurance costs	263,886	291,374	27,488	10
Selling, general and administrative expenses	43,315	44,462	1,147	3
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	(1)	(1)	—
Other	(92)	(4)	88	—

Total Segment Expenses	307,531	336,075	28,544	9

Segment Operating Income	44,661	24,010	(20,651)	(46)

Equity in Net income (Loss) of Affiliates and others	8	0	(8)	—

Segment Profits	¥44,669	¥24,010	¥(20,659)	(46)

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,983	¥17,728	¥(255)	(1)
Investment in operating leases	28,296	27,880	(416)	(1)
Investment in securities	2,021,134	1,894,467	(126,667)	(6)
Goodwill, intangible assets acquired in business combinations	4,732	4,698	(34)	(1)

Total Segment Assets	¥2,072,145	¥1,944,773	¥(127,372)	(6)

Banking and Credit
:
Banking; consumer finance
In the banking business, we aim to increase finance revenues mainly by origination of real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Segment profits decreased 24% to ¥24,868 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends at ORIX Bank Corporation recorded in the same period of the previous fiscal year, and an increase in advertising expenses at ORIX Credit Corporation recorded in this period.
Segment assets increased 2% to ¥2,727,982 million compared to the end of the previous fiscal year due to an increase in installment loans.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥58,233	¥57,999	¥(234)	(0)
Gains on investment securities and dividends	2,100	(1,032)	(3,132)	—
Services income	4,686	5,357	671	14

Total Segment Revenues	65,019	62,324	(2,695)	(4)

Segment Expenses:
Interest expense	3,940	4,210	270	7
Services expense	4,595	4,997	402	9
Selling, general and administrative expenses	20,452	24,045	3,593	18
Provision for credit losses, and write-downs of long-lived assets and securities	3,508	4,493	985	28
Other	(74)	(288)	(214)	—

Total Segment Expenses	32,421	37,457	5,036	16

Segment Operating Income	32,598	24,867	(7,731)	(24)

Equity in Net income (Loss) of Affiliates and others	1	1	0	—

Segment Profits	¥32,599	¥24,868	¥(7,731)	(24)

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,397,532	¥2,429,178	¥31,646	1
Investment in securities	277,786	287,033	9,247	3
Investment in affiliates	67	0	(67)	—
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,687,156	¥2,727,982	¥40,826	2

Aircraft and Ships
:
Aircraft investment and management; ship-related finance and investment
In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market including through mutually complementary relationships with Avolon Holdings Limited. In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
Segment profits increased 499% to ¥17,007 million compared to the same period of the previous fiscal year due to an increase in equity in net income (loss) of affiliates at Avolon Holdings Limited, and an increase in operating leases revenues in our ship-related business and aircraft-related business.
Segment assets increased 2% to ¥695,819 million compared to the end of the previous fiscal year due to an increase in investment in affiliates primarily resulting from foreign exchange effects, despite a decrease in investment in operating leases.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,705	¥4,611	¥2,906	170
Operating leases	21,744	29,305	7,561	35
Services income	5,856	8,453	2,597	44

Total Segment Revenues	29,305	42,369	13,064	45

Segment Expenses:
Interest expense	8,844	13,250	4,406	50
Costs of operating leases	13,913	10,977	(2,936)	(21)
Services expense	822	1,680	858	104
Selling, general and administrative expenses	5,175	6,645	1,470	28
Provision for credit losses, and write-downs of long-lived assets and securities	2,331	(0)	(2,331)	—
Other	(4,890)	326	5,216	—

Total Segment Expenses	26,195	32,878	6,683	26

Segment Operating Income	3,110	9,491	6,381	205

Equity in Net income (Loss) of Affiliates and others	(269)	7,516	7,785	—

Segment Profits	¥2,841	¥17,007	¥14,166	499

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥81,695	¥79,971	¥(1,724)	(2)
Investment in operating leases	271,910	239,136	(32,774)	(12)
Investment in securities	0	8,145	8,145	—
Inventories	113	0	(113)	—
Investment in affiliates	320,058	357,716	37,658	12
Goodwill, intangible assets acquired in business combinations	10,322	10,851	529	5

Total Segment Assets	¥684,098	¥695,819	¥11,721	2

ORIX USA
:
Finance, investment and asset management in the Americas
ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We aim to expand such asset businesses by making the most of our expertise in them. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With the expansion of both principal investments and assets under management, we aim for the growth of profits along with improvement of capital efficiency.
Segment profits decreased 51% to ¥33,032 million compared to the same period of the previous fiscal year due to the absence of gains on investment securities and dividends and gains on sales of subsidiaries and affiliates resulting from the sales of investees recorded in the same period of the previous fiscal year, despite an increase in services income.
Segment assets increased 7% to ¥1,454,653 million compared to the end of the previous fiscal year primarily due to foreign exchange effects.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥67,751	¥79,811	¥12,060	18
Gains on investment securities and dividends	31,470	20,015	(11,455)	(36)
Services income	21,075	33,268	12,193	58
Other	2,401	2,167	(234)	(10)

Total Segment Revenues	122,697	135,261	12,564	10

Segment Expenses:
Interest expense	12,432	30,277	17,845	144
Services expense	3,098	3,855	757	24
Selling, general and administrative expenses	56,831	65,418	8,587	15
Provision for credit losses, and write-downs of long-lived assets and securities	53	2,149	2,096	—
Other	(1,321)	4,293	5,614	—

Total Segment Expenses	71,093	105,992	34,899	49

Segment Operating Income	51,604	29,269	(22,335)	(43)

Equity in Net income (Loss) of Affiliates and others	15,829	3,763	(12,066)	(76)

Segment Profits	¥67,433	¥33,032	¥(34,401)	(51)

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥475	¥489	¥14	3
Installment loans	717,183	749,274	32,091	4
Investment in operating leases	4,653	3,842	(811)	(17)
Investment in securities	367,190	408,971	41,781	11
Property under facility operations and servicing assets	79,000	82,259	3,259	4
Inventories	685	157	(528)	(77)
Advances for finance lease and operating lease	945	0	(945)	—
Investment in affiliates	45,337	52,224	6,887	15
Goodwill, intangible assets acquired in business combinations	148,674	157,437	8,763	6

Total Segment Assets	¥1,364,142	¥1,454,653	¥90,511	7

ORIX Europe
:
Asset management of global equity and fixed income
Under ORIX Corporation Europe N.V. (hereinafter, “OCE”) as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Segment profits decreased 36% to ¥35,893 million compared to the same period of the previous fiscal year due to a decrease in services income resulting from a decrease in the average amount of assets under management, and a decrease in gains on investment securities and dividends resulting from weaker market conditions.
Segment assets increased 1% to ¥404,920 million compared to the end of the previous fiscal year primarily due to foreign exchange effects, despite a decrease in investment in securities.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥30	¥437	¥407	—
Gains on investment securities and dividends	3,745	(3,515)	(7,260)	—
Services income	167,242	160,731	(6,511)	(4)

Total Segment Revenues	171,017	157,653	(13,364)	(8)

Segment Expenses:
Interest expense	(500)	2,071	2,571	—
Services expense	40,379	36,894	(3,485)	(9)
Selling, general and administrative expenses	71,432	83,783	12,351	17
Other	2,875	(853)	(3,728)	—

Total Segment Expenses	114,186	121,895	7,709	7

Segment Operating Income	56,831	35,758	(21,073)	(37)

Equity in Net income (Loss) of Affiliates and others	(844)	135	979	—

Segment Profits	¥55,987	¥35,893	¥(20,094)	(36)

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥82,770	¥79,694	¥(3,076)	(4)
Investment in affiliates	2,221	2,450	229	10
Goodwill, intangible assets acquired in business combinations	316,878	322,776	5,898	2

Total Segment Assets	¥401,869	¥404,920	¥3,051	1

Asia and Australia
:
Finance and investment businesses in Asia and Australia
Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are primarily engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
Segment profits decreased 3% to ¥34,071 million compared to the same period of the previous fiscal year due to the absence of gains on the sale of shares of subsidiaries and affiliates due to the sale of some investees in Greater China in the same period of the previous fiscal year, despite an increase in operating leases revenues primarily in South Korea and Australia.
Segment assets increased 7% to ¥1,394,435 million compared to the end of the previous fiscal year due to an increase in net investment in leases and an increase in investment in operating leases primarily in South Korea, despite a decrease in installment loans in Greater China.

	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥34,754	¥44,401	¥9,647	28
Gains on investment securities and dividends	2,133	3,110	977	46
Operating leases	60,973	78,416	17,443	29
Services income	10,643	15,478	4,835	45
Other	375	1,314	939	250

Total Segment Revenues	108,878	142,719	33,841	31

Segment Expenses:
Interest expense	15,030	22,585	7,555	50
Costs of operating leases	45,253	58,793	13,540	30
Services expense	7,220	9,118	1,898	26
Selling, general and administrative expenses	21,909	28,116	6,207	28
Provision for credit losses, and write-downs of long-lived assets and securities	(78)	1,242	1,320	—
Other	(843)	1,747	2,590	—

Total Segment Expenses	88,491	121,601	33,110	37

Segment Operating Income	20,387	21,118	731	4

Equity in Net income (Loss) of Affiliates and others	14,721	12,953	(1,768)	(12)

Segment Profits	¥35,108	¥34,071	¥(1,037)	(3)

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥405,043	¥442,205	¥37,162	9
Installment loans	321,994	314,708	(7,286)	(2)
Investment in operating leases	286,214	325,828	39,614	14
Investment in securities	48,052	52,982	4,930	10
Property under facility operations	1,084	930	(154)	(14)
Inventories	483	239	(244)	(51)
Advances for finance lease and operating lease	3,919	5,852	1,933	49
Investment in affiliates	232,471	245,009	12,538	5
Goodwill, intangible assets acquired in business combinations	6,829	6,682	(147)	(2)

Total Segment Assets	¥1,306,089	¥1,394,435	¥88,346	7

(2) Financial Condition

	As of March 31, 2022	As of December 31, 2022	Change

			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥14,270,672	¥14,553,890	¥283,218	2
(Segment assets)	11,999,584	12,186,705	187,121	2
Total liabilities	10,899,271	11,194,692	295,421	3
(Short- and long-term debt)	4,866,685	5,205,254	338,569	7
(Deposits)	2,276,158	2,310,212	34,054	1
ORIX Corporation shareholders’ equity	3,261,419	3,255,412	(6,007)	(0)
ORIX Corporation shareholders’ equity per share (yen)*1	2,732.88	2,781.79	48.91	2
ORIX Corporation shareholders’ equity ratio*2	22.9%	22.4%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.5x	1.6x	—	—

*1 ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2 ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
Total assets increased 2% to ¥14,553,890 million compared to the balance as of March 31, 2022 due to increases in installment loans, investment in affiliates and other assets, partially offset by a decrease in investment in securities. In addition, segment assets increased 2% to ¥12,186,705 million compared to the balance as of March 31, 2022.
Total liabilities increased 3% to ¥11,194,692 million compared to the balance as of March 31, 2022 due to increases in long-term debt and policy liabilities and policy account balances, despite decreases in trade notes, accounts and other payable and current and deferred income taxes.
Shareholders’ equity remained flat at ¥3,255,412 million compared to the balance as of March 31, 2022.

(3) Liquidity and Capital Resources
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the effects of
COVID-19,
the Russia-Ukraine crisis, increased inflation and increase in interest cost around the world on the liquidity and capital resources of the ORIX Group.
Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥7,515,466 million as of December 31, 2022. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of December 31, 2022. Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.
Short-term and long-term debt and deposits
(a) Short-term debt

	Millions of yen
	March 31, 2022	December 31, 2022
Borrowings from financial institutions	¥399,589	¥361,033
Commercial paper	40,050	84,504

Total short-term debt	¥439,639	¥445,537

Short-term debt as of December 31, 2022 was ¥445,537 million, which accounted for 9% of the total amount of short-term and long-term debt (excluding deposits) as compared to 9% as of March 31, 2022.
While the amount of short-term debt as of December 31, 2022 was ¥445,537 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2022 was ¥1,477,463 million, maintaining a sufficient level of liquidity.
(b) Long-term debt

	Millions of yen
	March 31, 2022	December 31, 2022
Borrowings from financial institutions	¥3,240,763	¥3,398,131
Bonds	997,654	1,133,716
Medium-term notes	32,279	75,532
Payables under securitized loan receivables and other assets	156,350	152,338

Total long-term debt	¥4,427,046	¥4,759,717

The balance of long-term debt as of December 31, 2022 was ¥4,759,717 million, which accounted for 91% of the total amount of short-term and long-term debt (excluding deposits) as compared to 91% as of March 31, 2022.
(c) Deposits

	Millions of yen
	March 31, 2022	December 31, 2022
Deposits	¥2,276,158	¥2,310,212
Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of December 31, 2022 decreased by ¥24,794 million to ¥1,067,018 million compared to March 31, 2022.
Cash flows provided by operating activities were ¥579,624 million in the nine months ended December 31, 2022, down from ¥765,529 million during the same period of the previous fiscal year. This change resulted primarily from a larger increase in inventories, a larger decrease in trading securities, and an increase in payment of income taxes resulting from the sale of the business of Yayoi Co., Ltd. in the three months ended March 31, 2022, among other factors. Cash outflow resulting from payment of income taxes is included in other, net
Cash flows used in investing activities were ¥691,718 million in the nine months ended December 31, 2022, down from ¥773,265 million during the same period of the previous fiscal year. This change resulted primarily from an increase in proceeds from sales of operating lease assets and principal collected on installment loans, partially offset by an increase in purchases of lease equipment and property under facility operations.
Cash flows provided by financing activities were ¥69,267 million in the nine months ended December 31, 2022, compared to the outflow of ¥48,204 million during the same period of the previous fiscal year. This change resulted primarily from an increase in proceeds from debt with maturities longer than three months, partially offset by a change from an increase to a decrease in debt with maturities of three months or less.
(5) Management Policy and Strategy
There were no significant changes for the nine months ended December 31, 2022.
(6) Challenges to be addressed on a priority basis
There were no significant changes for the nine months ended December 31, 2022.
(7) Research and Development Activity
There were no significant changes in research and development activities for the nine months ended December 31, 2022.
(8) Major Facilities
There were no significant changes in major facilities for the nine months ended December 31, 2022.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the three months ended December 31, 2022 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	December 31, 2022	Increase, net	December 31, 2022	Increase, net	December 31, 2022
0	1,258,277	¥0	¥221,111	¥0	¥248,290

Note:	As of January 20, 2023, after the third quarter closing date, the total number of issued shares has decreased by 23,427 thousand shares due to the cancellation of treasury stock.
(2) List of Major Shareholders
Not applicable (this item is not subject to disclosure in the quarterly report for the three months ended December 31, 2022).

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2022 and December 31, 2022, personnel changes of our directors and executive officers are as follows:
(1) Departures

Name	Title	Areas of duties	The day of retirement
Yasuhiro Tsuboi	Executive Officer	Head of Credit and Investment Management Headquarters	December 31, 2022

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2022	December 31, 2022
Cash and Cash Equivalents		¥954,827	¥951,148
Restricted Cash		136,985	115,870
Net Investment in Leases		1,057,973	1,081,811
Installment Loans		3,862,604	3,921,205
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥151,601 million
December 31, 2022	¥182,700 million
Allowance for Credit Losses		(69,459)	(68,815)
Investment in Operating Leases		1,463,202	1,469,048
Investment in Securities		2,852,349	2,786,200
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥19,353 million
December 31, 2022	¥25,314 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
December 31, 2022
Amortized Cost	¥2,460,127 million
Allowance for Credit Losses	¥(159) million
Property under Facility Operations		561,846	574,679
Investment in Affiliates		978,033	1,040,580
Trade Notes, Accounts and Other Receivable		359,949	369,666
Inventories		139,563	145,910
Office Facilities		240,421	239,660
Other Assets		1,732,379	1,926,928
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥5,214 million
December 31, 2022	¥5,138 million

Total Assets		¥14,270,672	¥14,553,890

Note:    The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2022	December 31, 2022
Cash and Cash Equivalents	¥3,899	¥5,144
Installment Loans (Net of Allowance for Credit Losses)	212,371	217,273
Investment in Operating Leases	101,881	65,398
Property under Facility Operations	210,307	162,695
Investment in Affiliates	51,877	50,446
Other	95,613	72,628

	¥675,948	¥573,584

		Millions of yen
Liabilities and Equity		March 31, 2022	December 31, 2022
Liabilities:
Short-Term Debt		¥439,639	¥445,537
Deposits		2,276,158	2,310,212
Trade Notes, Accounts and Other Payable		291,422	252,766
Policy Liabilities and Policy Account Balances		1,963,623	2,023,726
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥198,905 million
December 31, 2022	¥162,958 million
Current and Deferred Income Taxes		461,181	330,630
Long-Term Debt		4,427,046	4,759,717
Other Liabilities		1,040,202	1,072,104

Total Liabilities		10,899,271	11,194,692

Redeemable Noncontrolling Interests		0	974

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		260,479	261,305
Retained Earnings		2,909,317	3,014,415
Accumulated Other Comprehensive Income (Loss)		(16,041)	(75,917)
Treasury Stock, at Cost		(113,447)	(165,502)

ORIX Corporation Shareholders’ Equity		3,261,419	3,255,412
Noncontrolling Interests		109,982	102,812

Total Equity		3,371,401	3,358,224

Total Liabilities and Equity		¥14,270,672	¥14,553,890

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2022	December 31, 2022
Trade Notes, Accounts and Other Payable	¥2,251	¥1,753
Long-Term Debt	431,312	354,236
Other	38,891	26,913

	¥472,454	¥382,902

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Revenues:
Finance revenues	¥209,143	¥237,008
Gains on investment securities and dividends	48,390	19,168
Operating leases	340,968	368,760
Life insurance premiums and related investment income	348,701	356,317
Sales of goods and real estate	323,918	316,979
Services income	596,993	696,612

Total revenues	1,868,113	1,994,844

Expenses:
Interest expense	50,458	88,631
Costs of operating leases	241,114	249,541
Life insurance costs	263,004	290,345
Costs of goods and real estate sold	285,160	272,979
Services expense	356,548	421,259
Other (income) and expense	(8,762)	12,373
Selling, general and administrative expenses	378,524	412,287
Provision for credit losses	4,670	7,707
Write-downs of long-lived assets	15,068	1,807
Write-downs of securities	210	607

Total expenses	1,585,994	1,757,536

Operating Income	282,119	237,308
Equity in Net Income of Affiliates	8,465	18,275
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	26,105	26,872
Bargain Purchase Gain	0	1,018

Income before Income Taxes	316,689	283,473
Provision for Income Taxes	100,961	66,815

Net Income	215,728	216,658

Net Income Attributable to the Noncontrolling Interests	4,387	5,247

Net Income Attributable to the Redeemable Noncontrolling Interests	0	23

Net Income Attributable to ORIX Corporation Shareholders	¥211,341	¥211,388

	Yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥175.17	¥178.63
Diluted:	174.98	178.41

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Revenues:
Finance revenues	¥71,952	¥83,857
Gains on investment securities and dividends	2,646	19,914
Operating leases	113,035	119,616
Life insurance premiums and related investment income	115,904	93,106
Sales of goods and real estate	93,263	51,959
Services income	229,779	261,576

Total revenues	626,579	630,028

Expenses:
Interest expense	17,026	37,158
Costs of operating leases	81,536	84,700
Life insurance costs	88,789	67,852
Costs of goods and real estate sold	80,978	40,770
Services expense	132,918	153,485
Other (income) and expense	1,796	5,432
Selling, general and administrative expenses	132,640	144,333
Provision for credit losses	2,564	6,033
Write-downs of long-lived assets	14,980	1,554
Write-downs of securities	150	536

Total expenses	553,377	541,853

Operating Income	73,202	88,175
Equity in Net Income of Affiliates	3,066	11,651
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	19,632	18,283
Bargain Purchase Gain	0	1,018

Income before Income Taxes	95,900	119,127
Provision for Income Taxes	32,891	28,078

Net Income	63,009	91,049

Net Income (Loss) Attributable to the Noncontrolling Interests	(1,650)	1,426

Net Income Attributable to the Redeemable Noncontrolling Interests	0	11

Net Income Attributable to ORIX Corporation Shareholders	¥64,659	¥89,612

	Yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥54.00	¥76.30
Diluted:	53.94	76.20

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Net Income	¥215,728	¥216,658

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	12,573	(182,383)
Net change of debt valuation adjustments	(54)	12
Net change of defined benefit pension plans	166	(192)
Net change of foreign currency translation adjustments	40,352	107,330
Net change of unrealized gains on derivative instruments	5,686	21,177

Total other comprehensive income (loss)	58,723	(54,056)

Comprehensive Income	274,451	162,602

Comprehensive Income Attributable to the Noncontrolling Interests	6,354	11,065

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	25

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥268,097	¥151,512

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Net Income	¥63,009	¥91,049

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	4,253	(38,516)
Net change of debt valuation adjustments	7	(48)
Net change of defined benefit pension plans	17	124
Net change of foreign currency translation adjustments	25,420	(77,765)
Net change of unrealized gains on derivative instruments	3,516	2,646

Total other comprehensive income (loss)	33,213	(113,559)

Comprehensive Income (Loss)	96,222	(22,510)

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(365)	(2,116)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	(75)

Comprehensive Income (Loss) Attributable to ORIX Corporation Shareholders	¥96,587	¥(20,319)

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Nine months ended December 31, 2021

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2021	¥221,111	¥259,361	¥2,744,588	¥(84,650)	¥(111,954)	¥3,028,456	¥74,688	¥3,103,144

Cumulative effect of adopting Accounting Standards Update 2019-12			215			215	0	215

Balance at April 1, 2021	¥221,111	¥259,361	¥2,744,803	¥(84,650)	¥(111,954)	¥3,028,671	¥74,688	¥3,103,359

Contribution to subsidiaries						0	28,924	28,924
Transaction with noncontrolling interests		1,609		(1,475)		134	1,200	1,334
Comprehensive income, net of tax:
Net income			211,341			211,341	4,387	215,728
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				12,573		12,573	0	12,573
Net change of debt valuation adjustments				(54)		(54)	0	(54)
Net change of defined benefit pension plans				167		167	(1)	166
Net change of foreign currency translation adjustments				38,679		38,679	1,673	40,352
Net change of unrealized gains on derivative instruments				5,391		5,391	295	5,686

Total other comprehensive income						56,756	1,967	58,723

Total comprehensive income						268,097	6,354	274,451

Cash dividends			(99,395)			(99,395)	(14,361)	(113,756)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(12)			18	6	0	6
Other, net		449	(1)			448	0	448

Balance at December 31, 2021	¥221,111	¥261,407	¥2,856,748	¥(29,369)	¥(161,937)	¥3,147,960	¥96,805	¥3,244,765

Nine months ended December 31, 2022

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2022	¥221,111	¥260,479	¥2,909,317	¥(16,041)	¥(113,447)	¥3,261,419	¥109,982	¥3,371,401

Contribution to subsidiaries						0	3,098	3,098
Transaction with noncontrolling interests		235				235	(3,925)	(3,690)
Comprehensive income, net of tax:
Net income			211,388			211,388	5,247	216,635
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(182,383)		(182,383)	0	(182,383)
Net change of debt valuation adjustments				12		12	0	12
Net change of defined benefit pension plans				(190)		(190)	(2)	(192)
Net change of foreign currency translation adjustments				103,471		103,471	3,857	107,328
Net change of unrealized gains on derivative instruments				19,214		19,214	1,963	21,177

Total other comprehensive income (loss)						(59,876)	5,818	(54,058)

Total comprehensive income						151,512	11,065	162,577

Cash dividends			(106,290)			(106,290)	(17,408)	(123,698)
Acquisition of treasury stock					(52,071)	(52,071)	0	(52,071)
Disposal of treasury stock		(29)			16	(13)	0	(13)
Other, net		620				620	0	620

Balance at December 31, 2022	¥221,111	¥261,305	¥3,014,415	¥(75,917)	¥(165,502)	¥3,255,412	¥102,812	¥3,358,224

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

Three months ended December 31, 2021

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2021	¥221,111	¥259,802	¥2,839,047	¥(59,822)	¥(142,484)	¥3,117,654	¥90,845	¥3,208,499

Contribution to subsidiaries						0	884	884
Transaction with noncontrolling interests		1,589		(1,475)		114	6,933	7,047
Comprehensive income, net of tax:
Net income (loss)			64,659			64,659	(1,650)	63,009
Other comprehensive income
Net change of unrealized gains on investment in securities				4,253		4,253	0	4,253
Net change of debt valuation adjustments				7		7	0	7
Net change of defined benefit pension plans				17		17	0	17
Net change of foreign currency translation adjustments				24,362		24,362	1,058	25,420
Net change of unrealized gains on derivative instruments				3,289		3,289	227	3,516

Total other comprehensive income						31,928	1,285	33,213

Total comprehensive income (loss)						96,587	(365)	96,222

Cash dividends			(46,957)			(46,957)	(1,492)	(48,449)
Acquisition of treasury stock					(19,454)	(19,454)	0	(19,454)
Other, net		16	(1)		1	16	0	16

Balance at December 31, 2021	¥221,111	¥261,407	¥2,856,748	¥(29,369)	¥(161,937)	¥3,147,960	¥96,805	¥3,244,765

Three months ended December 31, 2022

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2022	¥221,111	¥260,880	¥2,975,389	¥34,014	¥(146,582)	¥3,344,812	¥106,409	¥3,451,221

Contribution to subsidiaries						0	1,376	1,376
Transaction with noncontrolling interests		249				249	(504)	(255)
Comprehensive income, net of tax:
Net income			89,612			89,612	1,426	91,038
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(38,516)		(38,516)	0	(38,516)
Net change of debt valuation adjustments				(48)		(48)	0	(48)
Net change of defined benefit pension plans				128		128	(4)	124
Net change of foreign currency translation adjustments				(73,650)		(73,650)	(4,029)	(77,679)
Net change of unrealized gains on derivative instruments				2,155		2,155	491	2,646

Total other comprehensive income (loss)						(109,931)	(3,542)	(113,473)

Total comprehensive income (loss)						(20,319)	(2,116)	(22,435)

Cash dividends			(50,586)			(50,586)	(2,353)	(52,939)
Acquisition of treasury stock					(18,920)	(18,920)	0	(18,920)
Other, net		176				176	0	176

Balance at December 31, 2022	¥221,111	¥261,305	¥3,014,415	¥(75,917)	¥(165,502)	¥3,255,412	¥102,812	¥3,358,224

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (
Unaudited)

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Cash Flows from Operating Activities:
Net income	¥215,728	216,658
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	246,784	260,411
Principal payments received under net investment in leases	332,739	356,246
Provision for credit losses	4,670	7,707
Equity in net income of affiliates (excluding interest on loans)	(7,540)	(16,991)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(26,105)	(26,872)
Bargain purchase gain	0	(1,018)
Gains on sales of securities other than trading	(17,777)	(10,126)
Gains on sales of operating lease assets	(34,950)	(39,153)
Write-downs of long-lived assets	15,068	1,807
Write-downs of securities	210	607
Decrease in trading securities	48,510	33,213
Increase in inventories	(5,631)	(21,361)
Decrease in trade notes, accounts and other receivable	15,596	20,913
Decrease in trade notes, accounts and other payable	(32,137)	(30,761)
Increase in policy liabilities and policy account balances	90,052	60,103
Other, net	(79,688)	(231,759)

Net cash provided by operating activities	765,529	579,624

Cash Flows from Investing Activities:
Purchases of lease equipment	(642,313)	(702,030)
Installment loans made to customers	(913,137)	(922,354)
Principal collected on installment loans	884,208	938,810
Proceeds from sales of operating lease assets	114,190	180,743
Investment in affiliates, net	(27,000)	(27,465)
Proceeds from sales of investment in affiliates	41,890	78,151
Purchases of available-for-sale debt securities	(405,856)	(401,335)
Proceeds from sales of available-for-sale debt securities	192,520	246,811
Proceeds from redemption of available-for-sale debt securities	82,726	36,194
Purchases of equity securities other than trading	(56,957)	(52,319)
Proceeds from sales of equity securities other than trading	57,138	39,719
Purchases of property under facility operations	(26,889)	(74,858)
Acquisitions of subsidiaries, net of cash acquired	(91,040)	(45,696)
Sales of subsidiaries, net of cash disposed	14,155	20,242
Other, net	3,100	(6,331)

Net cash used in investing activities	(773,265)	(691,718)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	318,710	(25,236)
Proceeds from debt with maturities longer than three months	608,530	1,085,793
Repayment of debt with maturities longer than three months	(779,091)	(835,816)
Net increase (decrease) in deposits due to customers	(36,722)	33,284
Cash dividends paid to ORIX Corporation shareholders	(99,395)	(106,290)
Acquisition of treasury stock	(50,001)	(52,071)
Contribution from noncontrolling interests	14,253	3,390
Purchases of shares of subsidiaries from noncontrolling interests	(1,991)	(1,724)
Net decrease in call money	(7,500)	(15,000)
Other, net	(14,997)	(17,063)

Net cash provided by (used in) financing activities	(48,204)	69,267

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	7,530	18,033

Net decrease in Cash, Cash Equivalents and Restricted Cash	(48,410)	(24,794)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,079,575	1,091,812

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,031,165	¥1,067,018

Note:
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of December 31, 2021 and December 31, 2022, respectively.

	Millions of yen
	December 31, 2021	December 31, 2022
Cash and Cash Equivalents	¥896,039	¥951,148
Restricted Cash	135,126	115,870

Cash, Cash Equivalents and Restricted Cash	¥1,031,165	¥1,067,018

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”).
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2022 consolidated financial statements on Form
20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form
20-F)
including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Initial direct costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease. Initial direct costs of loans are mainly being deferred and amortized over the term of the related loans using the interest method.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(b) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating all credit losses expected to occur in future over the remaining life. And for the credit losses over the remaining life resulting from off-balance
sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off
experience to the outstanding balance of financial receivables at the reporting date.
(c) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(d) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.
In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(f) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(g) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(h) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(i) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to a SPE that needs to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, a SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
(j) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(l) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.

2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.
Investments in affiliates, of which the Company has 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, the equity method is applied. Investments in affiliates are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
When an affiliate issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.
All significant intercompany accounts and transactions have been eliminated in consolidation.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19
etc. As of December 31, 2022, there were no significant changes in the forecast assumed at the end of the previous fiscal year, and there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
etc. and the resulting global economic slowdown is uncertain and may change rapidly. Therefore, our accounting estimates may change over time.
(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each fiscal year.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees are recognized in revenues from finance leases and those costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4)
Non-accrual
policy
In common with all classes, for net investment in leases and installment loans, past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principal and interest is not
past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification. However, if lessees applied for
COVID-19
related rent concessions and changes of lease payments do not result in a substantial increase to the rights of the lessor or the obligations of the lessee, the concessions are eligible to be applied for the practical expedient. The Company and its subsidiaries applied the practical expedient when accounting for eligible rent concessions mentioned above. Taking lessees’ future business performance into consideration, the Company and its subsidiaries applied the practical expedient by the following 3 approaches: recognize revenue under the original lease contract, recognize revenue under the conditions changed by rent concessions or only recognize revenue when receiving the lease payments.
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥819,839 million and ¥852,709 million as of March 31, 2022 and December 31, 2022, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.
(e) Insurance and reinsurance transactions
Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.
Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of agent commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.
(f) Allowance for credit losses
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.

(g) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(h) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.
Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”) (hereinafter, “Credit Losses Standard”), see Note 2 “Significant Accounting and Reporting Policies (f) Allowance for credit losses.”
(i) Income taxes
The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date
income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
The effective income tax rates for the nine months ended December 31, 2021 and 2022 were approximately 31.9% and 23.6%, respectively. These rates are approximately 34.3% and 23.6% for the three months ended December 31, 2021 and 2022, respectively. For the nine
and three months ended December 31, 2021 and 2022, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries. The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
(j) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(l) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(m) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(n) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(o) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2022 and December 31, 2022 were ¥155,680 million and ¥186,472 million, respectively. There were ¥151,601 million and ¥182,700 million of loans held for sale as of March 31, 2022 and December 31, 2022, respectively, measured at fair value by electing the fair value option.
(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar facilities, wind power plants and coal-biomass
co-fired
power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation were ¥
147,459 million and ¥172,950 million as of March 31, 2022 and December 31, 2022, respectively.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2022 and December 31, 2022, residential condominiums under development were ¥62,414 million and ¥82,743 million, respectively, and completed residential condominiums and merchandise for sale were ¥77,149 million and ¥63,167 million, respectively.
The Company and its subsidiaries recorded ¥10,194 million and ¥508 million of write-downs principally on completed residential condominiums and merchandise for sale for the nine months ended December 31, 2021 and 2022, respectively, primarily resulting from a decrease in expected sales price. The amount of such write-downs recorded for the three months ended December 31, 2021 were ¥
280

million. There were
no
such write-downs recorded for the three months ended December 31, 2022. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment, PE Investment and Concession segment, Environment and Energy segment and ORIX USA segment.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥73,063 million and ¥75,578 million as of March 31, 2022 and December 31, 2022, respectively.
(s)
Right-of-use
assets
The Company and its subsidiaries record the ROU assets recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(t) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(u) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
(v) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or its subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or its subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or its subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or its subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or its subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or its subsidiaries do not perform the quantitative impairment test. However, if the Company and/or its subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or its subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
The amount of goodwill was ¥488,856 million and ¥516,252 million as of March 31, 2022 and December 31, 2022, respectively.
The amount of other intangible assets was ¥403,621 million and ¥418,064 million as of March 31, 2022 and December 31, 2022, respectively.
(w) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.

(x) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(y) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable interests which are subject to call and put rights upon certain equity holder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(z) New accounting pronouncements
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023, with the transition date of April 1, 2021. The Company and its subsidiaries have substantially completed the development of the actuarial models and continue to validate and refine the models. Based on the Company and its subsidiaries’ best estimates to date, due to the changes of the measurement of future policy benefits, policy liabilities is expected to increase on the transition date, and is expected to decrease on March 31, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries will expand their disclosures that are required by these updates, regarding long-duration contracts.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2024. The Company and its subsidiaries adopted certain optional expedients to relevant contract modifications and hedge accounting relationships from the three months ended December 31, 2021, mainly in order to ease the administrative burden of accounting for contract modifications that replace a reference rate impacted by reference rate reform. The adoption of these updates had no material impact on the Company and its subsidiaries’ results of operations or financial position. Also, we do not expect a material impact in future reporting periods.
In July 2021, Accounting Standards Update
2021-05
(“Lessors—Certain Leases with Variable Lease Payments”—ASC 842 (“Leases”)) was issued as the amendments to ASC 842 (“Leases”). This update requires that lessors classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss at lease commencement. The Company and its subsidiaries adopted this update on April 1, 2022 using the option to apply the amendments prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In October 2021, Accounting Standards Update
2021-08
(“Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”—ASC 805 (“Business Combinations”)) was issued. This update requires us to apply ASC 606 (“Revenue from Contracts with Customers”) to recognize and measure contract assets and contract liabilities acquired in a business combination. Although the Company and its subsidiaries planned to adopt this update on April 1, 2023, the Company and its subsidiaries adopted this update early from the three months ended December 31, 2022, after considering the adoption of this update to newly acquired companies. The Company and its subsidiaries adopted this update retrospectively to business combinations for which the acquisition date occurred on or after April 1, 2022, and there were no accounting treatment applicable to this update for the three months ended June 30, 2022 and September 30, 2022. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2021, Accounting Standards Update
2021-10
(“Disclosures by Business Entities about Government Assistance”—ASC 832 (“Government Assistance”)) was issued. This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance. The annual disclosure shall include; (1) information about the nature of the transactions and the related accounting policy used to account for the transactions, (2) the line items on the consolidated balance sheet and consolidated income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. This update is effective for fiscal years beginning after December 15, 2021, and early adoption is permitted. The Company and its subsidiaries adopted this update that require the annual disclosure on April 1 2022. Since this update relates to disclosure requirements, the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2022, Accounting Standards Update
2022-02
(“Troubled Debt Restructurings and Vintage Disclosures”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic
326-20
(“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update should be applied prospectively from the beginning of the fiscal year of adoption, including interim periods, except for the optional transition method related to the recognition and measurement of TDRs for which an entity may elect to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In June 2022, Accounting Standards Update
2022-03
(“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include; (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In September 2022, Accounting Standards Update
2022-04
(“Disclosure of Supplier Finance Program Obligations”—ASC
405-50
(“Liabilities—Supplier Finance Programs”)) was issued. This update requires that a buyer in a supplier finance program disclose sufficient information about the program in mainly annual disclosure, to allow a user of financial statements to understand the program’s nature, activities during the period, changes from period to period, and potential magnitude. The disclosure shall include (1) the key terms of the program and (2) the obligations that the buyer has confirmed as valid to the finance provider or intermediary. This update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2023. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries are currently evaluating the changes in disclosures required by this update.

3.	Fair Value Measurements
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and December 31, 2022:
March 31, 2022

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥151,601	¥0	¥151,601	¥0
Trading debt securities	2,503	0	2,503	0
Available-for-sale debt securities:	2,174,891	1,095	2,032,736	141,060
Japanese and foreign government bond securities*2	832,613	1,095	831,518	0
Japanese prefectural and foreign municipal bond securities	325,604	0	322,551	3,053
Corporate debt securities*3	849,560	0	848,863	697
CMBS and RMBS in the Americas	28,732	0	28,732	0
Other asset-backed securities and debt securities	138,382	0	1,072	137,310
Equity securities*4*5	385,271	112,200	160,099	112,972
Derivative assets:	51,366	292	46,214	4,860
Interest rate swap agreements	9,570	0	9,570	0
Options held/written and other	25,664	0	20,804	4,860
Futures, foreign exchange contracts	16,006	292	15,714	0
Foreign currency swap agreements	126	0	126	0
Netting*6	(20,333)	0	0	0
Net derivative assets	31,033	0	0	0
Other assets:	5,214	0	0	5,214
Reinsurance recoverables*7	5,214	0	0	5,214

Total	¥2,770,846	¥113,587	¥2,393,153	¥264,106

Liabilities:
Derivative liabilities:	¥105,705	¥2,026	¥95,047	¥8,632
Interest rate swap agreements	8,182	0	8,182	0
Options held/written and other	21,562	0	12,930	8,632
Futures, foreign exchange contracts	71,443	2,026	69,417	0
Foreign currency swap agreements	4,518	0	4,518	0
Netting*6	(20,333)	0	0	0
Net derivative Liabilities	85,372	0	0	0
Policy Liabilities and Policy Account Balances:	198,905	0	0	198,905
Variable annuity and variable life insurance contracts*8	198,905	0	0	198,905

Total	¥304,610	¥2,026	¥95,047	¥207,537

December 31, 2022

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥182,700	¥0	¥6,645	¥176,055
Trading debt securities	2,968	0	2,968	0
Available-for-sale debt securities:	2,107,359	5,087	1,899,591	202,681
Japanese and foreign government bond securities*2	746,085	3,800	742,285	0
Japanese prefectural and foreign municipal bond securities	354,010	0	350,700	3,310
Corporate debt securities*3	772,155	1,287	764,687	6,181
CMBS and RMBS in the Americas	40,942	0	40,942	0
Other asset-backed securities and debt securities	194,167	0	977	193,190
Equity securities*4*5	355,370	100,108	127,944	127,318
Derivative assets:	119,793	1,156	111,607	7,030
Interest rate swap agreements	25,840	0	25,840	0
Options held/written and other	39,610	0	32,580	7,030
Futures, foreign exchange contracts	53,782	1,156	52,626	0
Foreign currency swap agreements	561	0	561	0
Netting*6	(16,464)	0	0	0
Net derivative assets	103,329	0	0	0
Other assets:	5,138	0	0	5,138
Reinsurance recoverables*7	5,138	0	0	5,138

Total	¥2,773,328	¥106,351	¥2,148,755	¥518,222

Liabilities:
Derivative liabilities:	¥59,775	¥380	¥39,492	¥19,903
Interest rate swap agreements	1,389	0	1,389	0
Options held/written and other	36,858	0	16,955	19,903
Futures, foreign exchange contracts	17,454	380	17,074	0
Foreign currency swap agreements	4,070	0	4,070	0
Credit derivatives written	4	0	4	0
Netting*6	(16,464)	0	0	0
Net derivative Liabilities	43,311	0	0	0
Policy Liabilities and Policy Account Balances:	162,958	0	0	162,958
Variable annuity and variable life insurance contracts*8	162,958	0	0	162,958

Total	¥222,733	¥380	¥39,492	¥182,861

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a gain of ¥138 million and a loss of ¥3,664 million from the change in the fair value of the loans for the nine months ended December 31, 2021 and 2022, respectively. Included in “Other (income) and expense” in the consolidated statements of income were losses of ¥931 million and ¥156 million from the change in the fair value of the loans for the three months ended December 31, 2021 and 2022, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2021 and 2022 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2022, were ¥151,672 million and ¥151,601 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥71 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2022, were ¥186,546 million and ¥182,700 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥3,846 million. As of March 31, 2022 and December 31, 2022, there were no loans that are 90 days or more past due or, in non-accrual
status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥51 million and a loss of ¥15 million from the change in the fair value of those investments for the nine months ended December 31, 2021 and 2022, respectively. There were no “Gains on investment securities and dividends” recorded in the consolidated statements of income from the change in the fair value of those investments for the three months ended December 31, 2021. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥6 million from the change in the fair value of those investments for the three months ended December 31, 2022. There were no such investments elected the fair value option as of March 31, 2022. The amount of aggregate fair value elected the fair value option was ¥238 million as of December 31, 2022.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥55 million and a loss of ¥705 million from the change in the fair value of those investments for the nine months ended December 31, 2021 and 2022, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥31 million and ¥272 million from the change in the fair value of those investments for the three months ended December 31, 2021 and 2022, respectively. The amounts of aggregate fair value elected the fair value option were ¥7,644 million and ¥10,074 million as of March 31, 2022 and December 31, 2022, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥786 million and ¥499 million from the change in the fair value of those investments for the nine months ended December 31, 2021 and 2022, respectively. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were a gain of ¥201 million and a loss of ¥47 million from the change in the fair value of those investments for the three months ended December 31, 2021 and 2022, respectively. The amounts of aggregate fair value elected the fair value option were ¥11,709 million and ¥15,002 million as of March 31, 2022 and December 31, 2022, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥25,999 million and ¥46,085 million as of March 31, 2022 and December 31, 2022, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥5,214 million and ¥5,138 million as of March 31, 2022 and December 31, 2022, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the nine and three months ended December 31, 2021 and 2022, see Note 17 “Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥198,905 million and ¥162,958 million as of March 31, 2022 and December 31, 2022, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2021 and 2022, see Note 17 “Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2021 and 2022:
Nine months ended December 31, 2021

	Millions of yen
	Balance at April 1, 2021	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2021	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2021 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2021 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥133,457	¥5,248	¥3,654	¥8,902	¥51,327	¥(7,485)	¥(48,016)	¥0	¥138,185	¥711	¥3,777
Japanese prefectural and foreign municipal bond securities	2,761	0	108	108	0	0	0	0	2,869	0	108
Corporate debt securities	1,021	0	(0)	(0)	0	0	(282)	0	739	0	(0)
Other asset-backed securities and debt securities	129,675	5,248	3,546	8,794	51,327	(7,485)	(47,734)	0	134,577	711	3,669
Equity securities	91,410	12,322	3,674	15,996	22,891	(26,795)	(689)	(610)	102,203	1,012	3,638
Investment funds, and others	91,410	12,322	3,674	15,996	22,891	(26,795)	(689)	(610)	102,203	1,012	3,638
Derivative assets and liabilities (net)	13,790	2,445	630	3,075	0	0	0	0	16,865	2,445	630
Options held/written and other	13,790	2,445	630	3,075	0	0	0	0	16,865	2,445	630
Other asset	6,297	(1,868)	0	(1,868)	1,464	0	(624)	0	5,269	(1,868)	0
Reinsurance recoverables *5	6,297	(1,868)	0	(1,868)	1,464	0	(624)	0	5,269	(1,868)	0
Policy Liabilities and Policy Account Balances	266,422	(7,872)	(75)	(7,947)	0	0	(58,161)	0	216,208	(7,872)	(75)
Variable annuity and variable life insurance contracts *6	266,422	(7,872)	(75)	(7,947)	0	0	(58,161)	0	216,208	(7,872)	(75)

Nine months ended December 31, 2022

	Millions of yen
	Balance at April 1, 2022	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2022 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2022 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Loans held for sale	¥0	¥0	¥0	¥0	¥0	¥0	¥0	¥176,055	¥176,055	¥0	¥0
Available-for-sale debt securities	¥141,060	¥2,999	¥67	¥3,066	¥72,735	¥(5,678)	¥(8,502)	¥0	¥202,681	¥2,793	¥431
Japanese prefectural and foreign municipal bond securities	3,053	0	257	257	0	0	0	0	3,310	0	257
Corporate debt securities	697	(22)	(0)	(22)	5,922	0	(416)	0	6,181	(55)	1
Other asset-backed securities and debt securities	137,310	3,021	(190)	2,831	66,813	(5,678)	(8,086)	0	193,190	2,848	173
Equity securities	112,972	10,652	8,203	18,855	4,696	(7,211)	(1,994)	0	127,318	9,897	8,201
Investment funds, and others	112,972	10,652	8,203	18,855	4,696	(7,211)	(1,994)	0	127,318	9,897	8,201
Derivative assets and liabilities (net)	(3,772)	(7,964)	(1,137)	(9,101)	0	0	0	0	(12,873)	(7,964)	(1,137)
Options held/written and other	(3,772)	(7,964)	(1,137)	(9,101)	0	0	0	0	(12,873)	(7,964)	(1,137)
Other asset	5,214	(655)	0	(655)	901	0	(322)	0	5,138	(655)	0
Reinsurance recoverables *5	5,214	(655)	0	(655)	901	0	(322)	0	5,138	(655)	0
Policy Liabilities and Policy Account Balances	198,905	12,752	16	12,768	0	0	(23,179)	0	162,958	12,752	16
Variable annuity and variable life insurance contracts *6	198,905	12,752	16	12,768	0	0	(23,179)	0	162,958	12,752	16

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the nine months ended December 31, 2021, investment funds, and others totaling ¥610 million were transferred from Level 3 to Level 1, since the inputs became observable. In the nine months ended December 31, 2022, loans held for sale totaling ¥176,055 million were transferred from Level 2 to Level 3, since the inputs became unobservable.

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2021 and 2022:
Three months ended December 31, 2021

	Millions of yen

	Balance at September 30, 2021	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2021	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2021 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2021 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥137,236	¥967	¥1,827	¥2,794	¥29,057	¥0	¥(30,902)	¥0	¥138,185	¥390	¥1,873
Japanese prefectural and foreign municipal bond securities	2,791	0	78	78	0	0	0	0	2,869	0	78
Corporate debt securities	809	0	0	0	0	0	(70)	0	739	0	(0)
Other asset-backed securities and debt securities	133,636	967	1,749	2,716	29,057	0	(30,832)	0	134,577	390	1,795
Equity securities	92,008	(413)	2,656	2,243	9,200	(420)	(218)	(610)	102,203	(516)	2,630
Investment funds, and others	92,008	(413)	2,656	2,243	9,200	(420)	(218)	(610)	102,203	(516)	2,630
Derivative assets and liabilities (net)	15,605	827	433	1,260	0	0	0	0	16,865	827	433
Options held/written and other	15,605	827	433	1,260	0	0	0	0	16,865	827	433
Other asset	5,564	(591)	0	(591)	414	0	(118)	0	5,269	(591)	0
Reinsurance recoverables*5	5,564	(591)	0	(591)	414	0	(118)	0	5,269	(591)	0
Policy Liabilities and Policy Account Balances	226,221	(1,141)	9	(1,132)	0	0	(11,145)	0	216,208	(1,141)	9
Variable annuity and variable life insurance contracts*6	226,221	(1,141)	9	(1,132)	0	0	(11,145)	0	216,208	(1,141)	9

Three months ended December 31, 2022

	Millions of yen

	Balance at September 30, 2022	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2022 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2022 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Loans held for sale	¥0	¥0	¥0	¥0	¥0	¥0	¥0	¥176,055	¥176,055	¥0	¥0

Available-for-sale debt securities	¥195,005	¥(7,012)	¥(5,644)	¥(12,656)	¥25,374	¥0	¥(5,042)	¥0	¥202,681	¥(7,202)	¥(5,659)
Japanese prefectural and foreign municipal bond securities	3,612	0	(302)	(302)	0	0	0	0	3,310	0	(302)
Corporate debt securities	350	(22)	1	(21)	5,922	0	(70)	0	6,181	(55)	1
Other asset-backed securities and debt securities	191,043	(6,990)	(5,343)	(12,333)	19,452	0	(4,972)	0	193,190	(7,147)	(5,358)
Equity securities	130,372	6,778	(11,489)	(4,711)	2,196	(67)	(472)	0	127,318	6,742	(11,487)
Investment funds, and others	130,372	6,778	(11,489)	(4,711)	2,196	(67)	(472)	0	127,318	6,742	(11,487)
Derivative assets and liabilities (net)	(24,839)	10,522	1,444	11,966	0	0	0	0	(12,873)	10,522	1,444
Options held/written and other	(24,839)	10,522	1,444	11,966	0	0	0	0	(12,873)	10,522	1,444
Other asset	5,702	(776)	0	(776)	269	0	(57)	0	5,138	(776)	0
Reinsurance recoverables *5	5,702	(776)	0	(776)	269	0	(57)	0	5,138	(776)	0
Policy Liabilities and Policy Account Balances	170,177	1,073	(67)	1,006	0	0	(6,213)	0	162,958	1,073	(67)
Variable annuity and variable life insurance contracts *6	170,177	1,073	(67)	1,006	0	0	(6,213)	0	162,958	1,073	(67)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the three months ended December 31, 2021, investment funds, and others totaling ¥610 million were transferred from Level 3 to Level 1, since the inputs became observable. In the three months ended December 31, 2022, loans held for sale totaling ¥176,055 million were transferred from Level 2 to Level 3, since the inputs became unobservable.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2022 and the nine months ended December 31, 2022. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2022

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥235	¥0	¥235	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	6,972	0	0	6,972
Investment in operating leases, property under facility operations, office facilities and other assets	59,847	0	262	59,585
Certain equity securities	9,451	0	9,451	0
Certain investments in affiliates	2,846	0	0	2,846
Certain reporting units including goodwill	192	0	0	192
Certain intangible assets acquired in business combinations	98,014	0	0	98,014

	¥177,557	¥0	¥9,948	¥167,609

Nine months ended December 31, 2022
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥277	¥0	¥277	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,994	0	0	5,994
Investment in operating leases, property under facility operations and other assets	3,931	0	31	3,900
Certain equity securities	6,125	0	6,125	0

	¥16,327	¥0	¥6,433	¥9,894

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.

Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.
The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain investments in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Reporting units including goodwill
Certain reporting units including goodwill are classified as level 3, because fair value measurement is based on discounted cash flow methodologies and business enterprise value multiples methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows to be generated, weighted average cost of capital (WACC) and others. Business enterprise value multiples methodologies use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on comparable peer companies, comparable precedent transactions and others.
Intangible assets acquired in business combinations
Certain intangible assets acquired in business combinations are classified as level 3, because fair value measurement is based on discounted cash flow methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows, weighted average cost of capital (WACC) and others.

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and December 31, 2022.

	March 31, 2022
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥3,053	Appraisals/Broker quotes	—	—
Corporate debt securities	697	Discounted cash flows	Discount rate	0.4% – 0.7% (0.5%)
Other asset-backed securities and debt securities	25,666	Discounted cash flows	Discount rate	0.1% – 51.2% (10.6%)
			Probability of default	1.9% (1.9%)
	111,644	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds, and others	86,903	Discounted cash flows	WACC	11.9% – 18.6% (16.3%)
			EV/Terminal EBITDA multiple	8.3x-12.0x (9.9x)
		Market multiples	EV/Last twelve months EBITDA multiple	6.4x-12.6x (9.5x)
			EV/Forward EBITDA multiple	5.7x-12.5x (9.4x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.6x-14.5x (10.3x)
	26,069	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	4,792	Discounted cash flows	Discount rate	12.0% – 34.0% (14.9%)
	68	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	5,214	Discounted cash flows	Discount rate	(0.2)% – 0.7% (0.2%)
			Mortality rate	0.0% – 100.0% (2.1%)
			Lapse rate	1.5% – 14.0% (5.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥264,106

Liabilities:
Derivative liabilities:
Options held/written and other	¥8,600	Discounted cash flows	Discount rate	12.0% – 34.0% (14.9%)
	32	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contract s	198,905	Discounted cash flows	Discount rate	(0.2)% – 0.7% (0.2%)
			Mortality rate	0.0% – 100.0% (1.9%)
			Lapse rate	1.5% – 30.0% (6.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (71.8%)

Total	¥207,537

	December 31, 2022
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥176,055	Discounted cash flows	Discount rate	9.0% – 10.0% (9.3%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	3,310	Appraisals/Broker quotes	—	—
Corporate debt securitie s	314	Discounted cash flows	Discount rate	0.4% – 4.3% (0.8%)
	5,867	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	24,635	Discounted cash flows	Discount rate	0.3% – 51.2% (10.2%)
			Probability of default	1.9% (1.9%)
	168,555	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds, and others	108,768	Discounted cash flows	WACC	11.9% – 26.4% (17.3%)
			EV/Terminal EBITDA multiple	7.5x-12.0x (9.8x)
		Market multiples	EV/Last twelve months EBITDA multiple	5.1x-8.8x (7.8x)
			EV/Forward EBITDA multiple	4.9x-8.6x (7.3x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x-14.5x (10.1x)
	18,550	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	7,030	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
Other assets:
Reinsurance recoverables	5,138	Discounted cash flows	Discount rate	(0.6)% – 2.1% (0.5%)
			Mortality rate	0.0% – 100.0% (2.6%)
			Lapse rate	1.5% – 14.0% (5.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥518,222

Liabilities:
Derivative liabilities:
Options held/written and other	¥19,875	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
	28	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	162,958	Discounted cash flows	Discount rate	(0.6)% – 2.1% (0.5%)
			Mortality rate	0.0% – 100.0% (2.1%)
			Lapse rate	1.5% – 30.0% (5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (69.6%)

Total	¥182,861

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2022 and the nine months ended December 31, 2022.

	Year ended March 31, 2022
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,511	Direct capitalization	Capitalization rate	5.0% – 8.5%
				(6.1%)
	5,461	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	32,328	Discounted cash flows	Discount rate	5.2%
				(5.2%)
	27,257	Appraisals	—	—
Certain investments in affiliates	2,846	Appraisals	—	—
Certain reporting units including goodwill	192	Discounted cash flows	Discount rate	10.7%
				(10.7%)
Certain intangible assets acquired in business combinations	98,014	Discounted cash flows	Discount rate	10.9%
				(10.9%)

	¥167,609

	Nine months ended December 31, 2022
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,433	Direct capitalization	Capitalization rate	4.7% – 6.9%
				(5.9%)
	4,561	Appraisals	—	—
Investment in operating leases, property under facility operations and other assets	3,240	Discounted cash flows	Discount rate	0.5% – 5.8%
				(4.9%)
	660	Appraisals	—	—

	¥9,894

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and Divestitures
(1) Acquisitions
There were no material acquisitions during the nine months ended December 31, 2021 and 2022. The Company and its subsidiaries recognized a bargain purchase gain

o
f

¥
1,018

million associated with two of its acquisitions for the nine months ended December 31, 2022. The bargain purchase gain could possibly be adjusted because the purchase price allocation has not been completed as of December 31, 2022.
(2) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2021 and 2022 amounted to ¥26,105 million and ¥26,872 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2021 mainly consisted of ¥749 million in Corporate Financial Services and Maintenance Leasing segment, ¥3,895 million in Environment and Energy segment, ¥15,733 million in ORIX USA segment and ¥5,691 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2022 mainly consisted of ¥183 million in Corporate Financial Services and Maintenance Leasing segment, ¥137 million in Real Estate segment, ¥2,367 million in PE Investment and Concession segment, ¥15,675 million in Environment and Energy segment, ¥4,113 million in ORIX USA segment and ¥4,415 million in Asia and Australia segment.
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2021 and 2022 amounted to ¥19,632 million and ¥18,283 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2021 mainly consisted of ¥678 million in Corporate Financial Services and Maintenance Leasing segment, ¥3,932 million in Environment and Energy segment, ¥9,427 million in ORIX USA segment and ¥5,560 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2022 mainly consisted of ¥183 million in Corporate Financial Services and Maintenance Leasing segment, ¥2,367 million in PE Investment and Concession segment and ¥15,675 million in Environment and Energy segment.

5.	Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue for the nine and three months ended December 31, 2021 and 2022 are as follows;

	Millions of yen	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Revenues from contracts with customers	¥916,776	¥1,000,124
Other revenues *	951,337	994,720

Total revenues	¥1,868,113	¥1,994,844

	Millions of yen	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Revenues from contracts with customers	¥321,665	¥306,525
Other revenues *	304,914	323,503

Total revenues	¥626,579	¥630,028

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 24 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as precious metals, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, facilities and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information system
s
hardware, software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2022 and December 31, 2022.

	Millions of yen
	March 31, 2022	December 31, 2022
Trade Notes, Accounts and Other Receivable	¥174,667	¥176,841
Contract assets (Included in Other Assets)	13,802	19,998
Contract liabilities (Included in Other Liabilities)	32,978	30,145
For the nine and three months ended December 31, 2021 and 2022, there were no significant changes in contract assets and contract liabilities.
For the nine months ended December 31, 2021 and 2022, revenues amounting to ¥32,761 million and ¥23,910 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
For the three months ended December 31, 2021 and 2022, revenues amounting to ¥7,130 million and ¥2,591 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of December 31, 2022, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥198,105 million. Remaining term for the obligations ranges up to 12 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

6.	Leases
Lessor
Lease income for the nine and three months ended December 31, 2021 and 2022 are as follows:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Lease income—net investment in leases
Interest income	¥54,536	¥60,219
Other	1,848	1,868
Lease income—operating leases *	340,968	368,760

Total lease income	¥397,352	¥430,847

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥17,545 million and ¥13,083 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥17,405 million and ¥26,070 million, for the nine months ended December 31, 2021 and 2022, respectively.

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Lease income—net investment in leases
Interest income	¥18,574	¥20,283
Other	850	721
Lease income—operating leases *	113,035	119,616

Total lease income	¥132,459	¥140,620

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥2,105 million and ¥596 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥6,607 million and ¥6,980 million, for the three months ended December 31, 2021 and 2022, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the nine and three months ended December 31, 2021 and 2022.

7.	Credit Quality of Financial Assets and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.
Allowance for credit losses
Credit quality of financial assets

•	Credit quality indicators

•	Past-due financing receivables

•	Non-accrual
Information about troubled debt restructurings
A portfolio segment is
defined
as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost as of March 31, 2022, and for the nine and three months ended December 31, 2021 and 2022:

	Nine months ended December 31, 2021
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,922	¥104	¥0	¥(110)	¥18	¥(1)	¥5,933	¥5,409	¥524
Overseas	470	(26)	0	0	3	(3)	444	444	0
Card loans
Japan	12,984	61	0	(702)	3	1	12,347	11,657	690
Other
Japan	8,359	3,972	0	(3,276)	5	1	9,061	6,394	2,667
Overseas	1,275	200	0	(528)	0	72	1,019	883	136
Installment loans to corporate borrowers:
Non-recourse loans
Japan	32	24	0	0	0	(1)	55	55	0
The Americas	3,450	(937)	0	0	0	104	2,617	2,376	241
Real estate companies
Japan	901	62	0	(3)	22	(1)	981	737	244
Overseas	1,539	(554)	0	0	1	31	1,017	1,017	0
Commercial, industrial companies
Japan	1,938	(112)	0	(169)	44	1	1,702	544	1,158
Overseas	18,763	2,882	0	(1,948)	146	691	20,534	13,782	6,752
Purchased loans *1	1,835	(221)	1,869	(1,950)	110	7	1,650	629	1,021
Net investment in leases:	16,522	901	0	(1,623)	13	380	16,193	12,810	3,383

Subtotal	73,990	6,356	1,869	(10,309)	365	1,282	73,553	56,737	16,816

Other financial assets measured at amortized cost *2	6,005	2,737	0	(613)	17	72	8,218	618	7,600

Total	¥79,995	¥9,093	¥1,869	¥(10,922)	¥382	¥1,354	¥81,771	¥57,355	¥24,416

	Three months ended December 31, 2021
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,922	¥41	¥0	¥(36)	¥6	¥0	¥5,933	¥5,409	¥524
Overseas	423	9	0	0	0	12	444	444	0
Card loans
Japan	12,423	183	0	(259)	0	0	12,347	11,657	690
Other
Japan	8,944	1,297	0	(1,182)	1	1	9,061	6,394	2,667
Overseas	1,097	(5)	0	(114)	0	41	1,019	883	136
Installment loans to corporate borrowers:
Non-recourse loans
Japan	45	10	0	0	0	0	55	55	0
The Americas	2,928	(378)	0	0	0	67	2,617	2,376	241
Real estate companies
Japan	996	(22)	0	0	8	(1)	981	737	244
Overseas	1,109	(116)	0	0	1	23	1,017	1,017	0
Commercial, industrial companies
Japan	1,735	(48)	0	(22)	37	0	1,702	544	1,158
Overseas	18,673	1,766	0	(603)	117	581	20,534	13,782	6,752
Purchased loans *1	1,702	(135)	117	(139)	101	4	1,650	629	1,021
Net investment in leases:	16,243	229	0	(625)	3	343	16,193	12,810	3,383

Subtotal	72,240	2,831	117	(2,980)	274	1,071	73,553	56,737	16,816

Other financial assets measured at amortized cost *2	7,044	1,150	0	(40)	6	58	8,218	618	7,600

Total	¥79,284	¥3,981	¥117	¥(3,020)	¥280	¥1,129	¥81,771	¥57,355	¥24,416

	March 31, 2022
	Millions of yen
	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,716	¥5,211	¥505
Overseas	455	455	0
Card loans
Japan	10,019	9,423	596
Other
Japan	5,204	2,946	2,258
Overseas	1,105	961	144
Installment loans to corporate borrowers:
Non-recourse loans
Japan	81	81	0
The Americas	2,691	1,836	855
Real estate companies
Japan	617	490	127
Overseas	735	735	0
Commercial, industrial companies
Japan	1,337	505	832
Overseas	18,296	13,367	4,929
Purchased loans *1	1,575	608	967
Net investment in leases:	16,303	12,480	3,823

Subtotal	64,134	49,098	15,036

Other financial assets measured at amortized cost *2	7,282	562	6,720

Total	¥71,416	¥49,660	¥21,756

	Nine months ended December 31, 2022
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,716	¥80	¥0	¥(212)	¥20	¥1	¥5,605	¥5,155	¥450
Overseas	455	(24)	0	0	1	19	451	451	0
Card loans
Japan	10,019	529	0	(404)	6	0	10,150	9,508	642
Other
Japan	5,204	3,361	0	(1,464)	6	0	7,107	4,810	2,297
Overseas	1,105	616	0	(297)	0	(38)	1,386	1,174	212
Installment loans to corporate borrowers:
Non-recourse loans
Japan	81	62	0	0	0	0	143	143	0
The Americas	2,691	(1,184)	0	0	0	(17)	1,490	562	928
Real estate companies
Japan	617	(18)	0	0	21	0	620	502	118
Overseas	735	162	0	(20)	0	49	926	926	0
Commercial, industrial companies
Japan	1,337	102	0	(320)	69	0	1,188	388	800
Overseas	18,296	4,587	0	(2,202)	312	1,457	22,450	14,827	7,623
Purchased loans *1	1,575	(266)	4,389	(4,606)	56	8	1,156	553	603
Net investment in leases:	16,303	846	0	(2,040)	27	171	15,307	11,587	3,720

Subtotal	64,134	8,853	4,389	(11,565)	518	1,650	67,979	50,586	17,393

Other financial assets measured at amortized cost *2	7,282	46	0	(6,370)	19	137	1,114	554	560

Total	¥71,416	¥8,899	¥4,389	¥(17,935)	¥537	¥1,787	¥69,093	¥51,140	¥17,953

	Three months ended December 31, 2022
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,648	¥80	¥0	¥(130)	¥7	¥0	¥5,605	¥5,155	¥450
Overseas	456	(22)	0	0	1	16	451	451	0
Card loans
Japan	9,986	301	0	(139)	2	0	10,150	9,508	642
Other
Japan	6,495	1,209	0	(599)	2	0	7,107	4,810	2,297
Overseas	1,322	330	0	(91)	0	(175)	1,386	1,174	212
Installment loans to corporate borrowers:
Non-recourse loans
Japan	82	61	0	0	0	0	143	143	0
The Americas	1,869	(240)	0	0	0	(139)	1,490	562	928
Real estate companies
Japan	610	3	0	0	8	(1)	620	502	118
Overseas	680	260	0	(6)	0	(8)	926	926	0
Commercial, industrial companies
Japan	1,323	(154)	0	(43)	62	0	1,188	388	800
Overseas	20,039	4,473	0	(377)	2	(1,687)	22,450	14,827	7,623
Purchased loans *1	1,187	(24)	2,294	(2,297)	0	(4)	1,156	553	603
Net investment in leases:	16,240	264	0	(610)	2	(589)	15,307	11,587	3,720

Subtotal	65,937	6,541	2,294	(4,292)	86	(2,587)	67,979	50,586	17,393

Other financial assets measured at amortized cost *2	3,221	(111)	0	(1,803)	4	(197)	1,114	554	560

Total	¥69,158	¥6,430	¥2,294	¥(6,095)	¥90	¥(2,784)	¥69,093	¥51,140	¥17,953

Notes:	1.	Loans held for sale and policy loan receivables of an insurance entity are not scope to allowance for credit losses.
2.
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity
debt securities. And there is no delinquency or on
non-accrual
status on
held-to-maturity
debt securities.

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financial receivables, such as loans to affiliates and accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables”, and loans to affiliates included in “Investment in affiliates” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥4,670 million and ¥7,707 million during the nine months ended December 31, 2021 and 2022, provisions of ¥2,564 million and ¥6,033 million during the three months ended December 31, 2021 and 2022, respectively. “Allowance for credit losses” on the consolidated balance sheets amounted to ¥69,459 million and ¥68,815 million as of March 31, 2022 and December 31, 2022, respectively. The reconciliation between the above table and the amounts reported on the consolidated financial statements during the nine and three months ended December 31, 2021 and 2022, and as of March 31, 2022 and December 31, 2022 are as follows:

	Millions of yen
	Nine months ended December 31, 2021	Three months ended December 31, 2021	March 31, 2022	Nine months ended December 31, 2022	Three months ended December 31, 2022	December 31, 2022
Net investment in leases	¥901	¥229	¥16,303	¥846	¥264	¥15,307
Installment loans	5,455	2,602	47,831	8,007	6,277	52,672

Subtotal in the above table	6,356	2,831	64,134	8,853	6,541	67,979

Other financial assets measured at amortized cost	2,737	1,150	7,282	46	(111)	1,114

Total in the above table	9,093	3,981	71,416	8,899	6,430	69,093

Off-balance sheet credit exposures *3(a)	(2,897)	(528)	0	(1,199)	(331)	0
Available-for-sale debt securities *3(b)	0	0	0	(5)	0	0
Less: Loans to affiliates *3(c)	(1,526)	(889)	(1,957)	12	(66)	(278)

Amount reported on the consolidated financial statements	¥4,670	¥2,564	¥69,459	¥7,707	¥6,033	¥68,815

*3(a)
The allowance for
off-balance
sheet credit exposure were ¥22,120 million and ¥21,268 million as of March 31, 2022 and December 31, 2022, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 23 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for
available-for-sale
debt securities were ¥153 million and ¥159

million as of March 31, 2022 and December 31, 2022, respectively, and the amounts are recorded as a reduction in “Investments in securities” on the consolidated balance sheets. For further information, see Note 8 “Investment in Securities.”

*3(c)
The provision for credit losses on loans to affiliates were a provision of ¥1,526 million and a reversal of ¥12 million during the nine months ended December 31, 2021 and 2022, provision
s
of ¥889 million and ¥66 million during the three months ended December 31, 2021 and 2022, respectively, and the amounts are recorded in “Equity in net income (loss) of affiliates” in the consolidated statements of income. The allowance for credit losses on loans to affiliates were ¥1,957 million and ¥278 million as of March 31, 2022 and December 31, 2022, respectively, and the amounts are recorded as a reduction in “Investments in affiliates” on the consolidated balance sheets.

*4
Included in
Charge-off
in write-offs of purchased loans at acquisition date were ¥1,869 million and ¥4,389 million during the nine months ended December 31, 2021 and 2022, ¥117 million and ¥2,294 million during the three months ended December 31, 2021 and 2022, respectively.

*5	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

The following table provides information about purchased loans which were acquired for the nine and three months ended December 31, 2021 and 2022:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Purchase price	¥2,629	¥1,954
Allowance for credit losses at acquisition date	1,869	4,389
Discount or premium attributable to other factors	178	228

Par value	¥4,676	¥6,571

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Purchase price	¥1,209	¥14
Allowance for credit losses at acquisition date	117	2,294
Discount or premium attributable to other factors	56	2

Par value	¥1,382	¥2,310

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.
The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to potentially high-risk markets by establishing appropriate credit limits through portfolio analysis.
Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets as indicators that are common across all classes. The category of non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans and card loans.
The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.

The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.
Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by the government and the Financial Services Agency, the Bank of Japan and third-party information providers as economic indicators. For the impact of the spread of
COVID-19,
the Company and its subsidiaries revise forward-looking scenarios, as necessary, with a quantitative adjustment based on the analysis of impact to the portfolios and the referenced economic indicators.
On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the nine months ended December 31, 2022 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financial receivables if the financial receivables are collateral-dependent.

The collateral-dependent financial receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financial receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the origination years of financial assets as of March 31, 2022 and December 31, 2022. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

March 31, 2022
Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2022	2021	2020	2019	2018	Prior	Total
Consumer borrowers:
Performing	¥322,924	¥314,935	¥387,988	¥314,163	¥202,309	¥595,321	¥2,137,640
Non-Performing	8,282	4,595	3,852	2,098	961	11,915	¥31,703

Real estate loans
Performing	302,695	309,893	382,612	311,959	198,974	594,612	¥2,100,745
Non-Performing	26	94	489	380	222	11,474	¥12,685
Other*
Performing	20,229	5,042	5,376	2,204	3,335	709	¥36,895
Non-Performing	8,256	4,501	3,363	1,718	739	441	¥19,018
Corporate borrowers:
Performing	487,433	188,634	283,950	127,128	96,851	111,640	¥1,295,636
Non-Performing	412	3,184	4,138	4,747	14,562	21,000	¥48,043

Non-recourse loans
Japan
Performing	26,991	6,686	24,244	5,256	2,750	8,158	¥74,085
The Americas
Performing	0	5,547	51,467	11,744	7,721	1,397	¥77,876
Non-Performing	0	64	0	1,587	0	1,391	¥3,042
Other than non-recourse loans
Real estate companies in Japan
Performing	102,719	48,420	37,845	28,727	24,481	34,111	¥276,303
Non-Performing	0	245	938	71	0	1,050	¥2,304
Real estate companies in overseas
Performing	24,104	26,751	41,644	2,256	5,478	740	¥100,973
Non-Performing	0	0	0	371	12,790	7,717	¥20,878
Commercial, industrial and other companies in Japan
Performing	75,273	24,808	26,748	13,746	6,457	13,806	¥160,838
Non-Performing	156	457	1,392	124	392	773	¥3,294
Commercial, industrial and other companies in overseas
Performing	258,346	76,422	102,002	65,399	49,964	53,428	¥605,561
Non-Performing	256	2,418	1,808	2,594	1,380	10,069	¥18,525
Purchased loans:
Performing	0	0	24	281	1,072	10,885	¥12,262
Non-Performing	0	0	0	0	0	1,485	¥1,485

Net investment in leases:
Performing	328,428	249,106	190,125	113,190	77,683	80,217	¥1,038,749
Non-Performing	2,608	2,899	3,474	2,787	2,178	5,278	¥19,224

Japan
Performing	119,538	154,757	133,589	91,691	68,087	78,283	¥645,945
Non-Performing	402	605	1,044	1,103	1,247	2,109	¥6,510
Overseas
Performing	208,890	94,349	56,536	21,499	9,596	1,934	¥392,804
Non-Performing	2,206	2,294	2,430	1,684	931	3,169	¥12,714
Other financial assets measured at amortized cost
Performing	14,287	2,220	345	0	817	17,743	¥35,412
Non-Performing	0	0	58	0	1,586	0	¥1,644

Total (excluding revolving repayment card loans)
Performing	¥1,153,072	¥754,895	¥862,432	¥554,762	¥378,732	¥815,806	¥4,519,699
Non-Performing	¥11,302	¥10,678	¥11,522	¥9,632	¥19,287	¥39,678	¥102,099

December 31, 2022
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2023	2022	2021	2020	2019	Prior
Consumer borrowers:
Performing	¥279,069	¥221,429	¥292,158	¥370,859	¥299,267	¥689,108	¥2,151,890
Non-Performing	8,430	5,759	3,474	2,497	1,356	12,630	¥34,146

Real estate loans
Performing	254,879	209,234	289,473	368,900	298,125	686,204	¥2,106,815
Non-Performing	18	90	419	420	300	12,003	¥13,250
Other*
Performing	24,190	12,195	2,685	1,959	1,142	2,904	¥45,075
Non-Performing	8,412	5,669	3,055	2,077	1,056	627	¥20,896
Corporate borrowers:
Performing	331,404	383,034	135,275	189,169	114,673	153,536	¥1,307,091
Non-Performing	251	6,424	3,740	6,853	4,183	29,212	¥50,663

Non-recourse loans
Japan
Performing	51,157	17,997	6,697	22,476	4,449	7,677	¥110,453
The Americas
Performing	1,572	0	5,152	16,551	11,845	1,077	¥36,197
Non-Performing	0	0	0	0	0	3,281	¥3,281
Other than non-recourse loans
Real estate companies in Japan
Performing	88,733	56,046	34,123	28,091	24,014	49,538	¥280,545
Non-Performing	0	231	0	950	67	942	¥2,190
Real estate companies in overseas
Performing	33,435	15,859	8,928	8,232	2,325	1,184	¥69,963
Non-Performing	0	0	736	1,375	1,921	15,593	¥19,625
Commercial, industrial and other companies in Japan
Performing	55,014	40,482	18,375	20,394	9,283	15,739	¥159,287
Non-Performing	125	126	445	408	133	455	¥1,692
Commercial, industrial and other companies in overseas
Performing	101,493	252,650	62,000	93,425	62,757	78,321	¥650,646
Non-Performing	126	6,067	2,559	4,120	2,062	8,941	¥23,875
Purchased loans:
Performing	0	399	0	22	411	11,431	¥12,263
Non-Performing	0	0	0	0	0	1,019	¥1,019

Net investment in leases:
Performing	344,973	291,705	158,474	119,810	63,666	85,668	¥1,064,296
Non-Performing	2,369	3,381	2,163	2,254	1,747	5,601	¥17,515

Japan
Performing	150,756	148,036	109,244	90,976	53,106	81,867	¥633,985
Non-Performing	106	513	655	817	794	2,247	¥5,132
Overseas
Performing	194,217	143,669	49,230	28,834	10,560	3,801	¥430,311
Non-Performing	2,263	2,868	1,508	1,437	953	3,354	¥12,383
Other financial assets measured at amortized cost
Performing	2,361	0	2,090	282	0	32,182	¥36,915
Non-Performing	0	0	0	0	0	917	¥917

Total (excluding revolving repayment card loans)
Performing	¥957,807	¥896,567	¥587,997	¥680,142	¥478,017	¥971,925	¥4,572,455
Non-Performing	11,050	15,564	9,377	11,604	7,286	49,379	¥104,260

Note: Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.

*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 23 “Commitments, Guarantees and Contingent Liabilities”.

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2022 and December 31, 2022 are as follows:

	March 31, 2022
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥169,601	¥0	¥169,601	¥4,519,699	¥4,689,300

Non-Performing	671	3,415	4,086	102,099	¥106,185

	December 31, 2022
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥165,590	¥0	¥165,590	¥4,572,455	¥4,738,045

Non-Performing	1,347	3,528	4,875	104,260	¥109,135

Of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as the 90 days or more past-due
financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

The following table provides information about the
past-due
financial assets as of March 31, 2022 and December 31, 2022:

	March 31, 2022
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,183	¥5,637	¥9,820	¥2,343,030
	Real estate loans	1,473	2,262	3,735	2,113,430
	Card loans	371	503	874	173,687
	Other	2,339	2,872	5,211	55,913
Corporate borrowers		20,840	31,935	52,775	1,343,679
Non-recourse loans	Japan	0	0	0	74,085
	The Americas	514	3,042	3,556	80,918
Other than Non-recourse loans	Real estate companies in Japan	578	350	928	278,607
	Real estate companies in overseas	16,113	20,879	36,992	121,851
	Commercial, industrial and other companies in Japan	1,243	1,268	2,511	164,132
	Commercial, industrial and other companies in overseas	2,392	6,396	8,788	624,086
Net investment in leases		9,322	17,746	27,068	1,057,973
	Japan	2,252	5,782	8,034	652,455
	Overseas	7,070	11,964	19,034	405,518

Total		¥34,345	¥55,318	¥89,663	¥4,744,682

	December 31, 2022
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥3,704	¥8,770	¥12,474	¥2,356,501
	Real estate loans	1,135	2,229	3,364	2,120,065
	Card loans	490	1,158	1,648	170,465
	Other	2,079	5,383	7,462	65,971
Corporate borrowers		7,193	27,554	34,747	1,357,754
Non-recourse loans	Japan	0	0	0	110,453
	The Americas	0	1,484	1,484	39,478
Other than Non-recourse loans	Real estate companies in Japan	181	283	464	282,735
	Real estate companies in overseas	0	19,625	19,625	89,588
	Commercial, industrial and other companies in Japan	1,428	1,348	2,776	160,979
	Commercial, industrial and other companies in overseas	5,584	4,814	10,398	674,521
Net investment in leases		12,634	16,018	28,652	1,081,811
	Japan	2,182	4,547	6,729	639,117
	Overseas	10,452	11,471	21,923	442,694

Total		¥23,531	¥52,342	¥75,873	¥4,796,066

Note: Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.

The following table provides information about
non-accrual
of financial assets as of March 31, 2022 and December 31, 2022:

		March 31, 2022
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,976	¥1,824	¥193	¥21
	Overseas	570	475	0	129
Card loans	Japan	1,115	503	35	0
Other
	Japan	5,970	2,391	208	0
	Overseas	691	519	0	39
Installment loans to corporate borrowers:
Non-recourse loans	The Americas	10,148	8,787	0	0
Real estate companies
	Japan	778	351	51	61
	Overseas	14,505	20,879	0	0
Commercial, industrial companies and other
	Japan	1,993	1,267	91	28
	Overseas	26,396	18,634	112	4,018
Net investment in leases		17,166	17,771	0	0

Total		¥81,308	¥73,401	¥690	¥4,296

		December 31, 2022
		Millions of yen
		Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
	Japan	¥1,824	¥1,728	¥175	¥218
	Overseas	475	568	0	0
Card loans	Japan	503	1,160	22	0
Other
	Japan	2,391	4,778	134	11
	Overseas	519	639	0	0
Installment loans to corporate borrowers:
Non-recourse loans	The Americas	8,787	3,281	0	0
Real estate companies
	Japan	351	283	39	15
	Overseas	20,879	19,625	0	0
Commercial, industrial companies and other
	Japan	1,267	1,348	50	67
	Overseas	18,634	24,741	0	2,959
Net investment in leases		17,771	17,301	0	0

Total		¥73,401	¥75,452	¥420	¥3,270

The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine and three months ended December 31, 2021 and 2022:

Nine months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥6,980	¥4,796
	Real estate loans	14	6
	Card loans	1,108	844
	Other	5,858	3,946
Corporate borrowers		5,134	5,000
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	5,134	5,000

Total		¥12,114	¥9,796

Nine months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥5,785	¥4,579
	Real estate loans	9	4
	Card loans	1,079	936
	Other	4,697	3,639
Corporate borrowers		8,444	8,442
Other than Non-recourse loans	Real estate companies in Japan	231	230
	Commercial, industrial and other companies in overseas	8,213	8,212

Total		¥14,229	¥13,021

Three months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,933	¥1,735
	Real estate loans	10	5
	Card loans	417	316
	Other	2,506	1,414
Corporate borrowers		138	134
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	138	134

Total		¥3,071	¥1,869

Three months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥1,806	¥1,404
	Real estate loans	4	1
	Card loans	366	317
	Other	1,436	1,086
Corporate borrowers		231	230
Other than Non-recourse loans	Real estate companies in Japan	231	230

Total		¥2,037	¥1,634

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a reduction of the loan principal or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for allowance for credit losses. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional allowance for credit losses for the restructured receivables.
For the nine months ended December 31, 2021 and 2022, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2021 and for which there was a payment default during the nine and three months ended December 31, 2021:

Nine months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥673
	Real estate loans	4
	Card loans	6
	Other	663

Total		¥673

Three months ended December 31, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥196
	Real estate loans	4
	Card loans	3
	Other	189

Total		¥196

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2022 and for which there was a payment default during the nine and three months ended December 31, 2022:

Nine months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥518
	Card loans	5
	Other	513
Corporate borrowers		1,671
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	1,671

Total		¥2,189

Three months ended December 31, 2022
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥195
	Card loans	4
	Other	191

Total		¥195

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing interest and may recognize additional allowance for credit losses as necessary for the defaulted financing receivables.
As of March 31, 2022 and December 31, 2022, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer real estate loans collateralized by residential real estate property that are in the process of foreclosure were ¥162 million and ¥130 million as of March 31, 2022 and December 31, 2022, respectively.

8.	Investment in Securities
Investment in securities as of March 31, 2022 and December 31, 2022 consists of the following:

	Millions of yen
	March 31, 2022	December 31, 2022
Equity securities *	¥560,643	¥561,116
Trading debt securities	2,503	2,968
Available-for-sale debt securities	2,174,891	2,107,359
Held-to-maturity debt securities	114,312	114,757

Total	¥2,852,349	¥2,786,200

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥185,115 million and ¥149,314 million as of March 31, 2022 and December 31, 2022, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥90,650 million and ¥90,709 million as of March 31, 2022 and December 31, 2022, respectively. The amount of investment funds elected for the fair value option included in equity securities, and others were ¥11,709 million and ¥15,002 million as of March 31, 2022 and December 31, 2022, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of December 31, 2021 were gains of ¥30,891 million and lo sses
 of ¥427 million for the nine and three months ended December 31, 2021, respectively. Net unrealized holding gains (losses) on equity securities held as of December 31, 2022 were losses of ¥2,851 million and gains of
¥12,272 million for the nine and three months ended December 31, 2022, respectively, which did not include net unrealized holding gains (losses) on both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2022 and December 31, 2022, and for the nine and three months ended December 31, 2021 and 2022.

	Millions of yen
	March 31, 2022			Nine months ended December 31, 2021		Three months ended December 31, 2021
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥58,723	¥(13,880)	¥401	¥(57)	¥69	¥(38)	¥21

	Millions of yen
	December 31, 2022			Nine months ended December 31, 2022		Three months ended December 31, 2022
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥68,952	¥(13,648)	¥1,530	¥(368)	¥1,182	¥0	¥286

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2021 were gains of ¥131 million and ¥43 million, respectively, for the nine and three months ended December 31, 2021. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2022 were gains of ¥259 million and ¥62 million, respectively, for the nine and three months ended December 31, 2022.
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2022 and December 31, 2022, these investments were fair valued at ¥11,709 million and ¥15,002 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2022, there were no such investments. As of December 31, 2022, these investments were fair valued at ¥238 million.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2022 and December 31, 2022, these investments were fair valued at ¥7,644 million and ¥10,074 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2022 and December 31, 2022 are as follows:
March 31, 2022

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥905,004	¥0	¥5,178	¥(77,569)	¥832,613
Japanese prefectural and foreign municipal bond securities	333,449	(132)	2,482	(10,195)	325,604
Corporate debt securities	873,178	0	10,014	(33,632)	849,560
CMBS and RMBS in the Americas	29,349	0	112	(729)	28,732
Other asset-backed securities and debt securities	135,445	(21)	5,456	(2,498)	138,382

	2,276,425	(153)	23,242	(124,623)	2,174,891

Held-to-maturity debt securities:
Japanese government bond securities and other	114,312	0	21,129	0	135,441

	¥2,390,737	¥(153)	¥44,371	¥(124,623)	¥2,310,332

December 31, 2022

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥971,869	¥0	¥1,607	¥(227,391)	¥746,085
Japanese prefectural and foreign municipal bond securities	381,625	(143)	818	(28,290)	354,010
Corporate debt securities	865,330	0	4,623	(97,798)	772,155
CMBS and RMBS in the Americas	43,160	0	44	(2,262)	40,942
Other asset-backed securities and debt securities	198,143	(16)	5,733	(9,693)	194,167

	2,460,127	(159)	12,825	(365,434)	2,107,359

Held-to-maturity debt securities:
Japanese government bond securities and other	114,757	0	12,000	(453)	126,304

	¥2,574,884	¥(159)	¥24,825	¥(365,887)	¥2,233,663

The following table presents a rollforward of the allowance for credit losses for the nine months ended December 3
1
, 2021 and 2022:

		Millions of yen
		Nine months ended December 31, 2021
		Foreign municipal bond securities	Total
Beginning		¥120	¥120
Increase (Decrease) from the effects of changes in foreign exchange rates		4	4

Ending		¥124	¥124

	Millions of yen
	Nine months ended December 31, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥132	¥21	¥153
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(5)	(5)
Increase (Decrease) from the effects of changes in foreign exchange rates	11	0	11

Ending	¥143	¥16	¥159

The following table presents a rollforward of the allowance for credit losses for the three months ended December 3
1
, 2021 and 2022:

		Millions of yen
		Three months ended December 31, 2021
		Foreign municipal bond securities	Total
Beginning		¥121	¥121
Increase (Decrease) from the effects of changes in foreign exchange rates		3	3

Ending		¥124	¥124

	Millions of yen
	Three months ended December 31, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥156	¥16	¥172
Increase (Decrease) from the effects of changes in foreign exchange rates	(13)	0	(13)

Ending	¥143	¥16	¥159

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2022 and December 31, 2022, respectively:
March 31, 2022

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥217,457	¥(16,117)	¥521,633	¥(61,452)	¥739,090	¥(77,569)
Japanese prefectural and foreign municipal bond securities	190,081	(6,509)	46,391	(3,818)	236,472	(10,327)
Corporate debt securities	373,506	(19,340)	156,687	(14,292)	530,193	(33,632)
CMBS and RMBS in the Americas	6,458	(98)	17,542	(631)	24,000	(729)
Other asset-backed securities and debt securities	66,543	(995)	37,432	(1,524)	103,975	(2,519)

	¥854,045	¥(43,059)	¥779,685	¥(81,717)	¥1,633,730	¥(124,776)

December 31, 2022

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥156,264	¥(41,597)	¥547,801	¥(185,794)	¥704,065	¥(227,391)
Japanese prefectural and foreign municipal bond securities	200,136	(13,159)	117,775	(15,274)	317,911	(28,433)
Corporate debt securities	374,243	(35,676)	243,218	(62,122)	617,461	(97,798)
CMBS and RMBS in the Americas	26,455	(1,749)	9,400	(513)	35,855	(2,262)
Other asset-backed securities and debt securities	115,803	(5,804)	40,257	(3,905)	156,060	(9,709)

	¥872,901	¥(97,985)	¥958,451	¥(267,608)	¥1,831,352	¥(365,593)

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2022 and December 31, 2022, respectively:
March 31, 2022

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥217,457	¥(16,117)	¥521,633	¥(61,452)	¥739,090	¥(77,569)
Japanese prefectural and foreign municipal bond securities	190,081	(6,509)	43,338	(3,686)	233,419	(10,195)
Corporate debt securities	373,506	(19,340)	156,687	(14,292)	530,193	(33,632)
CMBS and RMBS in the Americas	6,458	(98)	17,542	(631)	24,000	(729)
Other asset-backed securities and debt securities	66,489	(974)	37,432	(1,524)	103,921	(2,498)

	¥853,991	¥(43,038)	¥776,632	¥(81,585)	¥1,630,623	¥(124,623)

December 31, 2022

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥156,264	¥(41,597)	¥547,801	¥(185,794)	¥704,065	¥(227,391)
Japanese prefectural and foreign municipal bond securities	200,136	(13,159)	114,322	(15,131)	314,458	(28,290)
Corporate debt securities	374,243	(35,676)	243,218	(62,122)	617,461	(97,798)
CMBS and RMBS in the Americas	26,455	(1,749)	9,400	(513)	35,855	(2,262)
Other asset-backed securities and debt securities	115,744	(5,788)	40,257	(3,905)	156,001	(9,693)

	¥872,842	¥(97,969)	¥954,998	¥(267,465)	¥1,827,840	¥(365,434)

The number of investment securities that were in an unrealized loss position as of March 31, 2022 and December 31, 2022 were 963 and 1,301, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2022 and December 31, 2022, the amount of accrued revenues on available-for-sale
debt securities were ¥8,798 million and ¥10,848 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2022 and December 31, 2022.
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

There were no
credit losses related to
available-for-sale
debt securities recognized for the nine months ended December 31, 2021. Reversals of credit losses related to available-for-sale
debt securities recognized for the nine months ended December 31, 2022 resulted from reduced credit risk due to postponement of maturity date of Japanese other asset-backed securities and debt securities. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of conditions, including the estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt securities or, would more likely than not be required to sell the debt securities before recovery of their amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired for the nine months ended December 31, 2021 and 2022.

9.	Transfer of Financial Assets
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the nine months ended December 31, 2021 and 2022, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥1,023,249 million and ¥733,032 million, respectively. For the nine months ended December 31, 2021 and 2022, gains (losses) from the securitization and transfer of loans were ¥28,481 million and ¥15,058 million, respectively, which is included in finance revenues in the consolidated statements of income.
For the three months ended December 31, 2021 and 2022, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥415,127 million and ¥220,876 million, respectively. For the three months ended December 31, 2021 and 2022, gains (losses) from the securitization and transfer of loans were ¥9,844 million and ¥3,902 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and rollforwards of the amount of the servicing assets for the nine and three months ended December 31, 2021 and 2022 are as follows:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Three months ended December 31, 2021	Three months ended December 31, 2022
Beginning balance	¥63,754	¥70,254	¥65,238	¥80,190
Increase mainly from loans sold with servicing retained	9,849	8,150	2,711	2,724
Decrease mainly from amortization	(10,045)	(11,208)	(3,683)	(3,062)
Increase from the effects of changes in foreign exchange rates	2,502	5,969	1,794	(6,687)

Ending balance	¥66,060	¥73,165	¥66,060	¥73,165

The fair value of the servicing assets as of March 31, 2022 and December 31, 2022 are as follows:

	Millions of yen
	March 31, 2022	December 31, 2022
Beginning balance	¥74,135	¥83,732
Ending balance	¥83,732	¥94,657

10.	Variable Interest Entities
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2022

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,988	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	60,762	12,576	16,241	0
(d) VIEs for corporate rehabilitation support business	214	5	0	0
(e) VIEs for investment in securities	132,805	302	0	45,241
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	223,807	160,434	223,807	0
(g) VIEs for securitization of loan receivable originated by third parties	542	1,093	542	0
(h) VIEs for power generation projects	278,660	219,476	260,551	42,742
(i) Other VIEs	199,186	89,672	174,807	0

Total	¥897,964	¥483,558	¥675,948	¥87,983

December 31, 2022

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,031	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	55,989	13,056	16,260	0
(d) VIEs for corporate rehabilitation support business	679	6	0	0
(e) VIEs for investment in securities	165,132	401	0	65,005
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	225,709	157,468	225,709	0
(g) VIEs for securitization of loan receivable originated by third parties	553	1,103	553	0
(h) VIEs for power generation projects	269,682	165,137	193,428	38,078
(i) Other VIEs	167,024	64,098	137,634	0

Total	¥886,799	¥401,269	¥573,584	¥103,083

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs
March 31, 2022

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥13,391	¥405	¥991	¥1,396
(b) VIEs for acquisition of real estate and real estate development projects for customers	546,953	8,134	9,119	18,735
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	6,901,686	0	79,050	123,674
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	154	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,231,246	0	15,254	15,254
(h) VIEs for power generation projects	9,103	0	402	402
(i) Other VIEs	914,801	3,140	15,098	32,123

Total	¥9,617,334	¥11,679	¥119,916	¥191,586

December 31, 2022

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,269	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	599,546	11,562	8,747	21,791
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	9,705,860	0	95,958	162,354
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	932,798	0	13,499	13,499
(h) VIEs for power generation projects	9,091	0	562	4,892
(i) Other VIEs	1,476,960	3,312	25,041	39,776

Total	¥12,732,524	¥14,874	¥144,798	¥243,303

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets
The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse
loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse
loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.
(b) VIEs for acquisition of real estate and real estate development projects for customers
Customers, and the Company and its subsidiaries, are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate.
The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt, long-term debt and other liabilities.
(d) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in other assets in the Company’s consolidated balance sheets.
(g) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.
The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and coal-biomass co-fired
power plants on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(i) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

11.	Investment in Affiliates
Investment in affiliates at March 31, 2022 and December 31, 2022 consists of the following:

	Millions of yen
	March 31, 2022	December 31, 2022
Shares	¥943,090	¥1,003,198
Loans and others	34,943	37,382

	¥978,033	¥1,040,580

12.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the nine months ended December 31, 2021 and 2022 are as follows:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Beginning balance	¥0	¥0
Transaction with noncontrolling interests	0	949
Comprehensive income
Net income	0	23
Other comprehensive income
Net change of foreign currency translation adjustments	0	2
Total other comprehensive income	0	2
Comprehensive income	0	25

Ending balance	¥0	¥974

13.	Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the nine months ended December 31, 2021 and 2022, are as follows:

	Nine months ended December 31, 2021
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2021	¥(16,208)	¥558	¥(21,073)	¥(36,456)	¥(11,471)	¥(84,650)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(6,411) million	16,680					16,680
Reclassification adjustment included in net income, net of tax of ¥1,392 million	(4,107)					(4,107)
Debt valuation adjustments, net of tax of ¥12 million		(32)				(32)
Reclassification adjustment included in net income, net of tax of ¥9 million		(22)				(22)
Defined benefit pension plans, net of tax of ¥57 million			(110)			(110)
Reclassification adjustment included in net income, net of tax of ¥(114) million			276			276
Foreign currency translation adjustments, net of tax of ¥2,997 million				39,553		39,553
Reclassification adjustment included in net income, net of tax of ¥(378) million				799		799
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,163) million					4,427	4,427
Reclassification adjustment included in net income, net of tax of ¥(458) million					1,259	1,259

Total other comprehensive income (loss)	12,573	(54)	166	40,352	5,686	58,723

Transaction with noncontrolling interests	0	0	0	(1,472)	(3)	(1,475)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	(1)	1,673	295	1,967

Balance at December 31, 2021 *	¥(3,635)	¥504	¥(20,906)	¥751	¥(6,083)	¥(29,369)

*	As of December 31, 2021, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Nine months ended December 31, 2022
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2022	¥(72,892)	¥221	¥(8,072)	¥61,914	¥2,788	¥(16,041)

Net unrealized gains (losses) on investment in securities, net of tax of ¥69,092 million	(181,083)					(181,083)
Reclassification adjustment included in net income, net of tax of ¥465 million	(1,300)					(1,300)
Debt valuation adjustments, net of tax of ¥(7) million		21				21
Reclassification adjustment included in net income, net of tax of ¥3 million		(9)				(9)
Defined benefit pension plans, net of tax of ¥39 million			(54)			(54)
Reclassification adjustment included in net income, net of tax of ¥49 million			(138)			(138)
Foreign currency translation adjustments, net of tax of ¥5,849 million				105,084		105,084
Reclassification adjustment included in net income, net of tax of ¥(977) million				2,246		2,246
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(6,060) million					22,216	22,216
Reclassification adjustment included in net income, net of tax of ¥343 million					(1,039)	(1,039)

Total other comprehensive income (loss)	(182,383)	12	(192)	107,330	21,177	(54,056)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	(2)	3,857	1,963	5,818

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	2	0	2

Balance at December 31, 2022 *	¥(255,275)	¥233	¥(8,262)	¥165,385	¥22,002	¥(75,917)

*	As of December 31, 2022, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended December 31, 2021 and 2022, are as follows:

	Three months ended December 31, 2021
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2021	¥(7,888)	¥497	¥(20,923)	¥(22,139)	¥(9,369)	¥(59,822)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,058) million	4,302					4,302
Reclassification adjustment included in net income, net of tax of ¥188 million	(49)					(49)
Debt valuation adjustments, net of tax of ¥(5) million		14				14
Reclassification adjustment included in net income, net of tax of ¥3 million		(7)				(7)
Defined benefit pension plans, net of tax of ¥33 million			(72)			(72)
Reclassification adjustment included in net income, net of tax of ¥(40) million			89			89
Foreign currency translation adjustments, net of tax of ¥4,338 million				25,173		25,173
Reclassification adjustment included in net income, net of tax of ¥(111) million				247		247
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,099) million					4,079	4,079
Reclassification adjustment included in net income, net of tax of ¥135 million					(563)	(563)

Total other comprehensive income	4,253	7	17	25,420	3,516	33,213

Transaction with noncontrolling interests	0	0	0	(1,472)	(3)	(1,475)

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	0	0	0	1,058	227	1,285

Balance at December 31, 2021 *	¥(3,635)	¥504	¥(20,906)	¥751	¥(6,083)	¥(29,369)

*	As of December 31, 2021, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Three months ended December 31, 2022
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2022	¥(216,759)	¥281	¥(8,390)	¥239,035	¥19,847	¥34,014

Net unrealized gains (losses) on investment in securities, net of tax of ¥15,067 million	(38,088)					(38,088)
Reclassification adjustment included in net income, net of tax of ¥173 million	(428)					(428)
Debt valuation adjustments, net of tax of ¥18 million		(45)				(45)
Reclassification adjustment included in net income, net of tax of ¥1 million		(3)				(3)
Defined benefit pension plans, net of tax of ¥(42) million			171			171
Reclassification adjustment included in net income, net of tax of ¥16 million			(47)			(47)
Foreign currency translation adjustments, net of tax of ¥(21,294) million				(79,909)		(79,909)
Reclassification adjustment included in net income, net of tax of ¥(965) million				2,144		2,144
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,353) million					5,134	5,134
Reclassification adjustment included in net income, net of tax of ¥779 million					(2,488)	(2,488)

Total other comprehensive income (loss)	(38,516)	(48)	124	(77,765)	2,646	(113,559)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	(4)	(4,029)	491	(3,542)

Less: Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(86)	0	(86)

Balance at December 31, 2022 *	¥(255,275)	¥233	¥(8,262)	¥165,385	¥22,002	¥(75,917)

*	As of December 31, 2022, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2021 and 2022 are as follows:

	Nine months ended December 31, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥4,339	Gains on investment securities and dividends
Sales of debt securities	1,784	Life insurance premiums and related investment income
Amortization of debt securities	43	Finance revenues
Amortization of debt securities	(513)	Life insurance premiums and related investment income
Others	(154)	Write-downs of securities

	5,499	Total before income tax
	(1,392)	Income tax (expense) or benefit

	¥4,107	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥31	Life insurance costs

	31	Total before income tax
	(9)	Income tax (expense) or benefit

	¥22	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥303	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(692)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	(390)	Total before income tax
	114	Income tax (expense) or benefit

	¥(276)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(1,256)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	79	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,177)	Total before income tax
	378	Income tax (expense) or benefit

	¥(799)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,338)	Interest expense
Foreign exchange contracts	(247)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(132)	Interest expense/Other (income) and expense

	(1,717)	Total before income tax
	458	Income tax (expense) or benefit

	¥(1,259)	Net of tax

	Nine months ended December 31, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥119	Gains on investment securities and dividends
Sales of debt securities	1,261	Life insurance premiums and related investment income
Amortization of debt securities	369	Finance revenues
Amortization of debt securities	553	Life insurance premiums and related investment income
Others	(537)	Write-downs of securities

	1,765	Total before income tax
	(465)	Income tax (expense) or benefit

	¥1,300	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥12	Life insurance costs

	12	Total before income tax
	(3)	Income tax (expense) or benefit

	¥9	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥257	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(69)	See Note 16 “Pension Plans”
Amortization of transition obligation	(1)	See Note 16 “Pension Plans”

	187	Total before income tax
	(49)	Income tax (expense) or benefit

	¥138	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(11,275)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	8,052	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3,223)	Total before income tax
	977	Income tax (expense) or benefit

	¥(2,246)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(134)	Interest expense
Foreign exchange contracts	0	Interest expense/Other (income) and expense
Foreign currency swap agreements	1,516	Interest expense/Other (income) and expense

	1,382	Total before income tax
	(343)	Income tax (expense) or benefit

	¥1,039	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2021 and 2022 are as follows:

Details about accumulated other comprehensive income components	Three months ended December 31, 2021
	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥162	Gains on investment securities and dividends
Sales of debt securities	369	Life insurance premiums and related investment income
Amortization of debt securities	(15)	Finance revenues
Amortization of debt securities	(166)	Life insurance premiums and related investment income
Others	(113)	Write-downs of securities and other

	237	Total before income tax
	(188)	Income tax (expense) or benefit

	¥49	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥10	Life insurance costs

	10	Total before income tax
	(3)	Income tax (expense) or benefit

	¥7	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥102	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(231)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	(129)	Total before income tax
	40	Income tax (expense) or benefit

	¥(89)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	(358)	Interest expense

	(358)	Total before income tax
	111	Income tax (expense) or benefit

	¥(247)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(796)	Interest expense
Foreign exchange contracts	(123)	Interest expense/Other (income) and expense
Foreign currency swap agreements	1,617	Interest expense/Other (income) and expense

	698	Total before income tax
	(135)	Income tax (expense) or benefit

	¥563	Net of tax

	Three months ended December 31, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥102	Gains on investment securities and dividends
Sales of debt securities	450	Life insurance premiums and related investment income
Amortization of debt securities	207	Finance revenues
Amortization of debt securities	379	Life insurance premiums and related investment income
Others	(537)	Write-downs of securities and other

	601	Total before income tax
	(173)	Income tax (expense) or benefit

	¥428	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥4	Life insurance costs

	4	Total before income tax
	(1)	Income tax (expense) or benefit

	¥3	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥87	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(24)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	63	Total before income tax
	(16)	Income tax (expense) or benefit

	¥47	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(9,622)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense
Sales or liquidation	¥6,513	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3,109)	Total before income tax
	965	Income tax (expense) or benefit

	¥(2,144)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥23	Interest expense
Foreign exchange contracts	164	Interest expense/Other (income) and expense
Foreign currency swap agreements	3,080	Interest expense/Other (income) and expense

	3,267	Total before income tax
	(779)	Income tax (expense) or benefit

	¥2,488	Net of tax

14.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2021 and 2022 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Resolution	The board of directors on May 20, 2021	The board of directors on May 18, 2022
Type of shares	Common stock	Common stock
Total dividends paid	¥52,438 million	¥55,704 million
Dividend per share	¥43.00	¥46.60
Date of record for dividend	March 31, 2021	March 31, 2022
Effective date for dividend	June 7, 2021	June 3, 2022
Dividend resource	Retained earnings	Retained earnings

Resolution	The board of directors on November 4, 2021	The board of directors on November 7, 2022
Type of shares	Common stock	Common stock
Total dividends paid	¥46,957 million	¥50,586 million
Dividend per share	¥39.00	¥42.80
Date of record for dividend	September 30, 2021	September 30, 2022
Effective date for dividend	December 9, 2021	December 6, 2022
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 20, 2021 include ¥92 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2021. Total dividends paid by resolution of the board of directors on May 18, 2022 include ¥91 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2022.
Total dividends paid by resolution of the board of directors on November 4, 2021 include ¥83 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2021. Total dividends paid by resolution of the board of directors on November 7, 2022 include ¥122 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2022.

(2)
There were no applicable dividends for which the date of record was during the nine months ended December 31, 2021 and 2022, and for which the effective date was after December 31, 2021 and 2022, for each respective period.

15.	Selling, General and Administrative Expenses
Selling, general and administrative expenses for the nine months ended December 31, 2021 and 2022 are as follows:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Personnel expenses	¥220,758	¥238,728
Selling expenses	52,825	64,151
Administrative expenses	98,174	102,845
Depreciation of office facilities	6,767	6,563

Total	¥378,524	¥412,287

Selling, general and administrative expenses for the three months ended December 31, 2021 and 2022 are as follows:

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Personnel expenses	¥76,296	¥84,628
Selling expenses	20,616	22,900
Administrative expenses	33,400	34,592
Depreciation of office facilities	2,328	2,213

Total	¥132,640	¥144,333

16.	Pension Plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum
payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the nine months ended December 31, 2021 and 2022 consists of the following:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Japanese plans:
Service cost	¥4,540	¥4,290
Interest cost	594	522
Expected return on plan assets	(1,997)	(2,051)
Amortization of prior service credit	(50)	(19)
Amortization of net actuarial loss	309	58

Net periodic pension cost	¥3,396	¥2,800

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Overseas plans:
Service cost	¥2,966	¥2,741
Interest cost	986	1,533
Expected return on plan assets	(3,139)	(3,561)
Amortization of prior service credit	(253)	(238)
Amortization of net actuarial loss	383	11
Amortization of transition obligation	1	1

Net periodic pension cost	¥944	¥487

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

Net periodic pension cost for the three months ended December 31, 2021 and 2022 consists of the following:

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Japanese plans:
Service cost	¥1,517	¥1,465
Interest cost	175	175
Expected return on plan assets	(666)	(689)
Amortization of prior service credit	(17)	(6)
Amortization of net actuarial loss	103	20

Net periodic pension cost	¥1,112	¥965

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Overseas plans:
Service cost	¥992	¥928
Interest cost	327	523
Expected return on plan assets	(1,046)	(1,213)
Amortization of prior service credit	(85)	(81)
Amortization of net actuarial loss	128	4
Amortization of transition obligation	0	0

Net periodic pension cost	¥316	¥161

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

17.	Life Insurance Operations
Life insurance premiums and related investment income for the nine and three months ended December 31, 2021 and 2022 consist of the following:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Life insurance premiums	¥311,165	¥328,308
Life insurance related investment income*	37,536	28,009

	¥348,701	¥356,317

*
Life insurance related investment income for the nine months ended December 31, 2021 and 2022 include net unrealized holding a gain of ¥12,096 million and a loss of ¥9,301 million on equity securities held as of December 31, 2021 and 2022, respectively.

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Life insurance premiums	¥102,690	¥107,546
Life insurance related investment income (loss)*	13,214	(14,440)

	¥115,904	¥93,106

*
Life insurance related investment income
 (
loss
)
for the three months ended December 31, 2021 and 2022 include net unrealized holding a gain of ¥3,008 million and a loss of ¥357 million on equity securities held as of December 31, 2021 and 2022, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the nine and three months ended December 31, 2021 and 2022, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Reinsurance benefits	¥1,114	¥1,080
Reinsurance premiums	(3,272)	(3,560)

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Reinsurance benefits	¥262	¥423
Reinsurance premiums	(1,046)	(1,170)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the nine months ended December 31, 2021 and 2022 amounted to ¥15,947 million and ¥18,181 million, respectively. In addition, amortization charged to income for the three months ended December 31, 2021 and 2022 amounted to ¥4,608 million and ¥10,297 million, respectively.
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the nine and three months ended December 31, 2021 and 2022 are mainly as follows:

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥13,282	¥(10,994)
Net gains or losses from derivative contracts :	(1,359)	(203)
Futures	(1,206)	200
Foreign exchange contracts	(153)	(403)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(50,289)	¥(35,931)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	58,161	23,179
Changes in the fair value of the reinsurance contracts	1,028	76

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥2,419	¥826
Net gains or losses from derivative contracts :	(198)	(455)
Futures	(83)	(652)
Foreign exchange contracts	(115)	197

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(10,004)	¥(7,286)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	11,145	6,213
Changes in the fair value of the reinsurance contracts	295	564

18.	Write-Downs of Long-Lived Assets
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2022 and December 31, 2022, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2022	As of December 31, 2022
Investment in operating leases	¥35,061	¥13,359
Property under facility operations	8,376	8
Office facilities	1,375	0
Other assets	1,556	0
Other liabilities	1,761	0
The long-lived assets classified as held for sale as of March 31, 2022 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Aircraft and Ships segment and ORIX USA segment. The long-lived assets classified as held for sale as of December 31, 2022 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, Aircraft and Ships segment, Environment and Energy segment, and ORIX USA segment.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
For the nine months ended December 31, 2021 and 2022, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥15,068 million and ¥1,807 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Nine months ended December 31, 2021		Nine months ended December 31, 2022
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Commercial facilities other than office buildings	¥757	2	¥0	—
Condominiums	13	2	0	—
Others*	11,878	—	75	—

Total	¥12,648	—	¥75	—

	Nine months ended December 31, 2021		Nine months ended December 31, 2022
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥0	0	¥1,535	2
Commercial facilities other than office buildings	11	1	51	2
Condominiums	3	4	3	3
Others*	2,406	—	143	—

Total	¥2,420	—	¥1,732	—

*
For “Others,” the number of properties is omitted. In addition, write-downs of other long-lived assets for the nine months ended December 31, 2021 include write-downs of ¥11,641 million of property under facility operations and others held by a subsidiary and ¥2,331 million of two aircrafts.

Losses of ¥233 million in Corporate Financial Services and Maintenance Leasing segment, ¥26 million in Real Estate segment, ¥11,646 million in PE Investment and Concession segment, ¥2,331 million in Aircraft and Ships segment, ¥828 million in ORIX USA segment and ¥4 million in Asia and Australia segment were recorded for the nine months ended December 31, 2021. Losses of ¥1,709 million in Real Estate segment, ¥39 million in PE Investment and Concession segment, ¥58 million in Environment and Energy segment and ¥1 million in Asia and Australia segment were recorded for the nine months ended December 31, 2022.
For the three months ended December 31, 2021 and 2022, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥14,980 million and ¥1,554 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended December 31, 2021		Three months ended December 31, 2022
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Commercial facilities other than office buildings	¥757	2	¥0	0
Condominiums	12	1	0	0
Others*	11,878	—	19	—

Total	¥12,647	—	¥19	—

	Three months ended December 31, 2021		Three months ended December 31, 2022
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥0	0	¥1,535	2
Condominiums	2	3	0	0
Others*	2,331	—	0	—

Total	¥2,333	—	¥1,535	—

*
For “Others,” the number of properties is omitted. In addition, write-downs of other long-lived assets for the three months ended December 31, 2021 include write-downs of ¥11,641 million of property under facility operations and others held by a subsidiary and ¥2,331 million of two aircrafts.

Losses of ¥233 million in Corporate Financial Services and Maintenance Leasing segment, ¥14 million in Real Estate segment, ¥11,645 million in PE Investment and Concession segment, ¥2,331 million in Aircraft and Ships segment and ¥757 million in ORIX USA segment were recorded for the three months ended December 31, 2021. Losses of ¥1,535 million in Real Estate segment, ¥19 million in Environment and Energy segment were recorded for the three months ended December 31, 2022.

19.	Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine and three months ended December 31, 2021 and 2022 is as follows:
During the nine and three months ended December 31, 2021 and 2022, there was no stock compensation which was antidilutive.

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Net Income attributable to ORIX Corporation shareholders	¥211,341	¥211,388

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Net Income attributable to ORIX Corporation shareholders	¥64,659	¥89,612

	Thousands of Shares
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Weighted-average shares	1,206,467	1,183,372
Effect of dilutive securities—
Stock compensation	1,324	1,488

Weighted-average shares for diluted EPS computation	1,207,791	1,184,860

	Thousands of Shares
	Three months ended December 31, 2021	Three months ended December 31, 2022
Weighted-average shares	1,197,290	1,174,396
Effect of dilutive securities—
Stock compensation	1,422	1,572

Weighted-average shares for diluted EPS computation	1,198,712	1,175,968

	Yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥175.17	¥178.63
Diluted	174.98	178.41

	Yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥54.00	¥76.30
Diluted	53.94	76.20

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (2,147,048 and 2,405,482 shares for the nine months ended December 31, 2021 and 2022, 2,142,248 and 2,849,782 shares for the three months ended December 31, 2021 and 2022)

20.	Derivative Financial Instruments and Hedging
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2022 and December 31, 2022.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and affiliates.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2021 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥4,541	¥1,338	¥0
Foreign exchange contracts	(311)	(269)	516
Foreign currency swap agreements	1,360	413	(281)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥127	¥0	¥(17)	¥0
Foreign exchange contracts	(13,879)	132	13,861	(46)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(7,127)	¥(104)	¥1,147	¥5
Borrowings and bonds in foreign currencies	(22,868)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥4	¥(21)
Futures	(1,206)	0	1,401
Foreign exchange contracts	8,486	950	13,484
Credit derivatives held	0	0	(1)
Options held/written and other	0	0	(1,267)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2021 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2022 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥27,068	¥134	¥0
Foreign exchange contracts	(177)	(896)	896
Foreign currency swap agreements	1,385	563	(2,079)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥2,934	¥0	¥(2,815)	¥0
Foreign exchange contracts	(39,442)	(231)	39,513	178
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(13,498)	¥(7,309)	¥4,218	¥(252)
Borrowings and bonds in foreign currencies	(60,048)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥4	¥(209)
Futures	200	0	(2,455)
Foreign exchange contracts	18,223	3,075	45,954
Credit derivatives written	0	0	4
Options held/written and other	0	0	2,021

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2022 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2021 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥3,391	¥796	¥0
Foreign exchange contracts	(140)	(215)	338
Foreign currency swap agreements	1,927	123	(1,740)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥1,048	¥0	¥(1,048)	¥0
Foreign exchange contracts	(9,252)	34	9,194	29
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense
Foreign exchange contracts	¥(6,583)	¥358
Borrowings and bonds in foreign currencies	(16,469)	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥0
Futures	(83)	0	668
Foreign exchange contracts	4,740	232	11,069
Options held/written and other	0	0	(2,026)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2021 (see Note 17 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2022 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥4,562	¥(23)	¥0
Foreign exchange contracts	(5)	(913)	749
Foreign currency swap agreements	1,930	261	(3,341)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(239)	¥0	¥243	¥0
Foreign exchange contracts	39,225	218	(39,304)	(221)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense
Foreign exchange contracts	¥11,097	¥(7,360)	¥2,262
Borrowings and bonds in foreign currencies	62,691	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥(70)
Futures	(652)	0	1,650
Foreign exchange contracts	(16,249)	1,125	(5,635)
Credit derivatives written	0	0	0
Options held/written and other	0	0	2,907

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2022 (see Note 17 “Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2021 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(1,072)	¥6	¥0
Options held/written and other	0	0	22
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2021 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(375)	¥4	¥0
Options held/written and other	0	0	8
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2022 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥422,938	¥1,147	—	—	—
Installment Loans	28,836	55	—	—	—

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2022 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(7,104)	¥17	¥0
Options held/written and other	0	0	41
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2022 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(5,630)	¥3	¥0
Options held/written and other	0	0	14
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at December 31, 2022 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥443,892	¥(1,553)	—	¥0	¥0
Installment Loans	13,977	1	—	0	0

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2022 and December 31, 2022 are as follows.
March 31, 2022

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥511,224	¥9,570	Other Assets	¥8,170	Other Liabilities

Options held/written and other	847	11	Other Assets	0	—

Futures, foreign exchange contracts	944,282	445	Other Assets	51,953	Other Liabilities

Foreign currency swap agreements	78,445	126	Other Assets	4,518	Other Liabilities

Foreign currency long-term debt	690,381	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥432	¥0	—	¥12	Other Liabilities

Options held/written and other	794,774	25,653	Other Assets	21,562	Other Liabilities

Futures, foreign exchange contracts *	725,685	15,561	Other Assets	19,490	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥15,088 million and foreign exchange contracts of ¥7,415 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2022, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥79 million and ¥57 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥1,325 million and ¥378 million at March 31, 2022, respectively.

December 31, 2022

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥495,902	¥25,840	Other Assets	¥1,384	Other Liabilities

Options held/written and other	791	18	Other Assets	0	—

Futures, foreign exchange contracts	996,909	31,829	Other Assets	11,029	Other Liabilities

Foreign currency swap agreements	100,321	561	Other Assets	4,070	Other Liabilities

Foreign currency long-term debt	740,123	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥425	¥0	—	¥5	Other Liabilities

Options held/written and other	571,465	39,592	Other Assets	36,858	Other Liabilities

Futures, foreign exchange contracts *	691,570	21,953	Other Assets	6,425	Other Liabilities

Credit derivatives written	1,000	0	—	4	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥16,309 million and foreign exchange contracts of ¥5,305 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2022, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥416 million and ¥308 million and derivative liabilities include fair value of futures and foreign exchange contracts before offsetting of ¥2 million and ¥15 million at December 31, 2022, respectively.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of December 31, 2022 are as follows and there are no credit derivatives written as of March 31, 2022.

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying refence company *	¥1,000	Less than five years	¥(4)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of December 31, 2022.

21.	Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2022 and December 31, 2022 are as follows.
March 31, 2022

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥51,366	¥(20,333)	¥31,033	¥0	¥(1,060)	¥29,973

Total assets	¥51,366	¥(20,333)	¥31,033	¥0	¥(1,060)	¥29,973

Derivative liabilities	¥105,705	¥(20,333)	¥85,372	¥(15,409)	¥0	¥69,963

Total liabilities	¥105,705	¥(20,333)	¥85,372	¥(15,409)	¥0	¥69,963

December 31, 2022

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥119,793	¥(16,464)	¥103,329	¥0	¥(24,334)	¥78,995

Total assets	¥119,793	¥(16,464)	¥103,329	¥0	¥(24,334)	¥78,995

Derivative liabilities	¥59,775	¥(16,464)	¥43,311	¥0	¥0	¥43,311

Total liabilities	¥59,775	¥(16,464)	¥43,311	¥0	¥0	¥43,311

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

22.	Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2022

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥954,827	¥954,827	¥954,827	¥0	¥0
Restricted cash	136,985	136,985	136,985	0	0
Installment loans (net of allowance for credit losses)	3,814,773	3,806,552	0	261,031	3,545,521
Equity securities*1	385,271	385,271	112,200	160,099	112,972
Trading debt securities	2,503	2,503	0	2,503	0
Available-for-sale debt securities	2,174,891	2,174,891	1,095	2,032,736	141,060
Held-to-maturity debt securities	114,312	135,441	0	112,678	22,763
Other Assets:
Time deposits	4,197	4,197	0	4,197	0
Derivative assets*2	31,033	31,033	0	0	0
Reinsurance recoverables (Investment contracts)	6,216	6,049	0	0	6,049
Liabilities:
Short-term debt	¥439,639	¥439,639	¥0	¥439,639	¥0
Deposits	2,106,900	2,108,169	0	2,108,169	0
Policy liabilities and Policy account balances (Investment contracts)	178,170	178,159	0	0	178,159
Long-term debt	4,427,046	4,426,629	0	1,456,822	2,969,807
Other Liabilities:
Derivative liabilities*2	85,372	85,372	0	0	0

*1	The amount of ¥25,999 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

December 31, 2022

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥951,148	¥951,148	¥951,148	¥0	¥0
Restricted cash	115,870	115,870	115,870	0	0
Installment loans (net of allowance for credit losses)	3,868,533	3,835,656	0	120,242	3,715,414
Equity securities*1	355,370	355,370	100,108	127,944	127,318
Trading debt securities	2,968	2,968	0	2,968	0
Available-for-sale debt securities	2,107,359	2,107,359	5,087	1,899,591	202,681
Held-to-maturity debt securities	114,757	126,304	0	106,038	20,266
Other Assets:
Time deposits	5,241	5,241	0	5,241	0
Derivative assets*2	103,329	103,329	0	0	0
Reinsurance recoverables (Investment contracts)	5,556	5,161	0	0	5,161
Liabilities:
Short-term debt	¥445,537	¥445,537	¥0	¥445,537	¥0
Deposits	2,139,416	2,140,125	0	2,140,125	0
Policy liabilities and Policy account balances (Investment contracts)	150,004	149,656	0	0	149,656
Long-term debt	4,759,717	4,704,252	0	1,619,619	3,084,633
Other Liabilities:
Derivative liabilities*2	43,311	43,311	0	0	0

*1	The amount of ¥46,085 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

23.	Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥3,475 million and ¥3,124 million as of March 31, 2022 and December 31, 2022, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥6,122 million and ¥6,497 million for the nine months ended December 31, 2021 and 2022, respectively, and ¥2,216 million and ¥2,359 million for the three months ended December 31, 2021 and 2022, respectively. As of March 31, 2022 and December 31, 2022, the amounts due are as follows:

	Millions of yen
	March 31, 2022	December 31, 2022
Within one year	¥5,205	¥5,984
More than one year	5,569	7,688

Total	¥10,774	¥13,672

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥128,449 million and ¥178,665 million as of March 31, 2022 and December 31, 2022, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥436,784 million and ¥473,522 million as of March 31, 2022 and December 31, 2022, respectively.

Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Losses Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2022 and December 31, 2022:

	March 31, 2022			December 31, 2022
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥436,414	¥4,895	2027	¥479,687	¥5,061	2028
Transferred loans	417,587	4,103	2062	438,392	2,781	2062
Consumer loans	284,891	47,461	2033	290,057	48,462	2033
Real estate loans	12,087	3,953	2048	6,589	2,075	2048
Other	2,294	46	2035	2,486	0	2036

Total	¥1,153,273	¥60,458	—	¥1,217,211	¥58,379	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2022 and December 31, 2022, total notional amount of the loans subject to such guarantees are ¥563,000 million and ¥568,000 million, respectively, and book value of guarantee liabilities are ¥2,317 million and ¥2,394 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2022.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2022.
As of March 31, 2022 and December 31, 2022, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,121,074 million and ¥2,208,917 million, respectively.

Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2022.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2022.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.
Allowance for
off-balance
sheet credit exposures—
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥22,120 million and ¥21,268 million as of March 31 and December 31, 2022, respectively. Additionally, for the nine months ended December 31, 2021 and 2022, provision for credit losses for off-balance
sheet credit exposure were reversals of ¥2,897 million and ¥1,199 million, respectively, which was mainly due to improved macroeconomic forecast in the Americas. For the three months ended December 31, 2021 and 2022, provision for credit losses for off-balance
sheet credit exposure were reversals of ¥528 million and ¥331 million, respectively, which was mainly due to improved macroeconomic forecast in the Americas.
Contingencies—
The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—
Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2022 and December 31, 2022:

	Millions of yen
	March 31, 2022	December 31, 2022
Lease payments, loans and investment in operating leases	¥106,699	¥111,694
Investment in securities	175,912	173,845
Property under facility operations	112,730	125,676
Other assets and other	27,784	69,098

Total	¥423,125	¥480,313

As of March 31, 2022 and December 31, 2022, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥147,428 million and ¥107,496 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥38,399 million and ¥31,872 million, respectively. As of March 31, 2022 and December 31, 2022, and debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥10,531 million and ¥10,109 million, respectively. In addition, ¥74,334 million and ¥85,561 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2022 and December 31, 2022.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of December 31, 2022.

24.	Segment Information
Financial information about the operating segments reported below is available by segment and evaluated regularly by the chief operating decision maker to make decisions about resource allocations and assess performance.
An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment; concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking; consumer finance
Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for the three and nine months ended December 31, 2021 has been retrospectively restated.
Financial information of the segments for the nine months ended December 31, 2021 and 2022, and segment assets information as of March 31, 2022 and December 31, 2022 are as follows:

	Millions of yen
	Nine months ended December 31, 2021		Nine months ended December 31, 2022		March 31, 2022	December 31, 2022
	Segment revenues	Segment profits	Segment revenues	Segment profits	Segment assets	Segment assets
Corporate Financial Services and Maintenance Leasing	¥337,945	¥61,871	¥321,647	¥56,444	¥1,516,795	¥1,515,425
Real Estate	294,257	26,629	288,293	24,486	910,101	946,145
PE Investment and Concession	281,009	(10,570)	312,090	6,713	353,581	340,764
Environment and Energy	107,167	18,332	168,419	34,140	703,608	761,789
Insurance	352,192	44,669	360,085	24,010	2,072,145	1,944,773
Banking and Credit	65,019	32,599	62,324	24,868	2,687,156	2,727,982
Aircraft and Ships	29,305	2,841	42,369	17,007	684,098	695,819
ORIX USA	122,697	67,433	135,261	33,032	1,364,142	1,454,653
ORIX Europe	171,017	55,987	157,653	35,893	401,869	404,920
Asia and Australia	108,878	35,108	142,719	34,071	1,306,089	1,394,435

Total	¥1,869,486	¥334,899	¥1,990,860	¥290,664	¥11,999,584	¥12,186,705

Financial information of the segments for the three months ended December 31, 2021 and 2022 are as follows:

	Millions of yen
	Three months ended December 31, 2021		Three months ended December 31, 2022
	Segment revenues	Segment profits	Segment revenues	Segment profits
Corporate Financial Services and Maintenance Leasing	¥107,670	¥15,608	¥110,220	¥20,962
Real Estate	91,743	3,598	97,806	5,537
PE Investment and Concession	88,859	(12,184)	61,217	2,808
Environment and Energy	43,269	8,830	57,505	23,558
Insurance	117,104	12,347	94,215	11,003
Banking and Credit	21,922	11,690	21,380	9,653
Aircraft and Ships	11,557	2,472	13,873	6,358
ORIX USA	37,709	20,339	55,329	11,436
ORIX Europe	69,913	27,529	67,817	19,474
Asia and Australia	37,173	15,166	50,285	9,923

Total	¥626,919	¥105,395	¥629,647	¥120,712

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses
(pre-tax)
attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax
basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are net investment in the leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Nine months ended December 31, 2021	Nine months ended December 31, 2022
Segment revenues:
Total revenues for segments	¥1,869,486	¥1,990,860
Revenues related to corporate assets	12,998	19,000
Revenues from inter-segment transactions	(14,371)	(15,016)

Total consolidated revenues	¥1,868,113	¥1,994,844

Segment profits:
Total profits for segments	¥334,899	¥290,664
Corporate profits (losses)	(22,719)	(13,483)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	4,509	6,292

Total consolidated income before income taxes	¥316,689	¥283,473

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2022
Segment revenues:
Total revenues for segments	¥626,919	¥629,647
Revenues related to corporate assets	4,418	6,348
Revenues from inter-segment transactions	(4,758)	(5,967)

Total consolidated revenues	¥626,579	¥630,028

Segment profits:
Total profits for segments	¥105,395	¥120,712
Corporate profits (losses)	(7,785)	(3,307)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(1,710)	1,722

Total consolidated income before income taxes	¥95,900	¥119,127

	Millions of yen
	March 31, 2022	December 31, 2022
Segment assets:
Total assets for segments	¥11,999,584	¥12,186,705
Cash and cash equivalents, restricted cash	1,091,812	1,067,018
Allowance for credit losses	(69,459)	(68,815)
Trade notes, accounts and other receivable	359,949	369,666
Other corporate assets	888,786	999,316

Total consolidated assets	¥14,270,672	¥14,553,890

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the nine months ended December 31, 2021 and 2022.
For the nine months ended December 31, 2021

	Millions of yen
	Nine months ended December 31, 2021
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,434,244	¥184,614	¥249,255	¥1,868,113
Income before Income Taxes	146,839	84,667	85,183	316,689
For the nine months ended December 31, 2022

	Millions of yen
	Nine months ended December 31, 2022
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,503,642	¥189,964	¥301,238	¥1,994,844
Income before Income Taxes	136,597	55,273	91,603	283,473
The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the three months ended December 31, 2021 and 2022.
For the three months ended December 31, 2021

	Millions of yen
	Three months ended December 31, 2021
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥470,052	¥60,927	¥95,600	¥626,579
Income before Income Taxes	27,914	24,610	43,376	95,900
For the three months ended December 31, 2022

	Millions of yen
	Three months ended December 31, 2022
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥438,376	¥80,572	¥111,080	¥630,028
Income before Income Taxes	50,913	30,357	37,857	119,127

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the nine months ended December 31, 2021 and 2022.
For the nine months ended December 31, 2021

	Millions of yen
	Nine months ended December 31, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥7,691	¥2,013	¥233,064	¥2,668	¥0	¥0	¥0
Real estate sales	0	75,077	0	0	0	0	0
Asset management and servicing	243	4,544	16	14	0	228	25
Automobile related services	47,562	0	0	160	0	0	0
Facilities operation	0	23,674	0	0	0	0	0
Environment and energy services	2,220	0	66	102,815	0	0	0
Real estate management and brokerage	0	77,346	0	0	0	0	0
Real estate contract work	0	65,516	0	0	0	0	0
Other	39,670	1,035	20,841	730	1,497	4,458	5,831

Total revenues from contracts with customers	97,386	249,205	253,987	106,387	1,497	4,686	5,856

Geographical location
Japan	96,919	249,205	253,987	104,740	1,497	4,686	3,539
The Americas	0	0	0	0	0	0	0
Other	467	0	0	1,647	0	0	2,317

Total revenues from contracts with customers	97,386	249,205	253,987	106,387	1,497	4,686	5,856

Other revenues *	240,559	45,052	27,022	780	350,695	60,333	23,449

Segment revenues/Total revenues	¥337,945	¥294,257	¥281,009	¥107,167	¥352,192	¥65,019	¥29,305

	Millions of yen
	Nine months ended December 31, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,706	¥0	¥375	¥247,517	¥1,251	¥248,768
Real estate sales	73	0	0	75,150	0	75,150
Asset management and servicing	13,695	167,185	0	185,950	(45)	185,905
Automobile related services	0	0	9,974	57,696	10	57,706
Facilities operation	0	0	0	23,674	572	24,246
Environment and energy services	954	0	0	106,055	(1,488)	104,567
Real estate management and brokerage	0	0	0	77,346	(1,943)	75,403
Real estate contract work	0	0	0	65,516	(155)	65,361
Other	3,008	57	607	77,734	1,936	79,670

Total revenues from contracts with customers	19,436	167,242	10,956	916,638	138	916,776

Geographical location
Japan	0	0	0	714,573	218	714,791
The Americas	19,436	59,276	0	78,712	0	78,712
Other	0	107,966	10,956	123,353	(80)	123,273

Total revenues from contracts with customers	19,436	167,242	10,956	916,638	138	916,776

Other revenues *	103,261	3,775	97,922	952,848	(1,511)	951,337

Segment revenues/Total revenues	¥122,697	¥171,017	¥108,878	¥1,869,486	¥(1,373)	¥1,868,113

For the nine months ended December 31, 2022

	Millions of yen
	Nine months ended December 31, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥3,909	¥2,260	¥246,164	¥2,964	¥0	¥0	¥0
Real estate sales	0	56,548	0	0	0	0	0
Asset management and servicing	238	6,076	0	145	0	347	51
Automobile related services	47,571	0	0	210	0	0	0
Facilities operation	0	40,257	0	0	0	0	0
Environment and energy services	2,367	34	65	161,573	0	0	0
Real estate management and brokerage	0	75,219	0	0	0	0	0
Real estate contract work	0	66,834	13,230	0	0	0	0
Other	29,166	996	23,344	651	1,948	5,010	8,402

Total revenues from contracts with customers	83,251	248,224	282,803	165,543	1,948	5,357	8,453

Geographical location
Japan	83,251	248,224	282,803	148,401	1,948	5,357	2,930
The Americas	0	0	0	0	0	0	0
Other	0	0	0	17,142	0	0	5,523

Total revenues from contracts with customers	83,251	248,224	282,803	165,543	1,948	5,357	8,453

Other revenues *	238,396	40,069	29,287	2,876	358,137	56,967	33,916

Segment revenues/Total revenues	¥321,647	¥288,293	¥312,090	¥168,419	¥360,085	¥62,324	¥42,369

	Millions of yen
	Nine months ended December 31, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,926	¥0	¥1,314	¥258,537	¥1,883	¥260,420
Real estate sales	11	0	0	56,559	0	56,559
Asset management and servicing	15,977	160,636	3	183,473	(206)	183,267
Automobile related services	0	0	13,874	61,655	2	61,657
Facilities operation	0	0	0	40,257	623	40,880
Environment and energy services	1,184	0	0	165,223	(1,441)	163,782
Real estate management and brokerage	0	0	0	75,219	(1,136)	74,083
Real estate contract work	0	0	0	80,064	(73)	79,991
Other	5,406	95	1,392	76,410	3,075	79,485

Total revenues from contracts with customers	24,504	160,731	16,583	997,397	2,727	1,000,124

Geographical location
Japan	0	0	0	772,914	3,746	776,660
The Americas	24,504	56,648	0	81,152	0	81,152
Other	0	104,083	16,583	143,331	(1,019)	142,312

Total revenues from contracts with customers	24,504	160,731	16,583	997,397	2,727	1,000,124

Other revenues *	110,757	(3,078)	126,136	993,463	1,257	994,720

Segment revenues/Total revenues	¥135,261	¥157,653	¥142,719	¥1,990,860	¥3,984	¥1,994,844

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the three months ended December 31, 2021 and 2022.
For the three months ended December 31, 2021

	Millions of yen
	Three months ended December 31, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,179	¥567	¥71,958	¥980	¥0	¥0	¥0
Real estate sales	0	15,967	0	0	0	0	0
Asset management and servicing	83	1,427	4	14	0	83	10
Automobile related services	16,230	0	0	59	0	0	0
Facilities operation	0	10,670	0	0	0	0	0
Environment and energy services	659	0	22	41,649	0	0	0
Real estate management and brokerage	0	25,661	0	0	0	0	0
Real estate contract work	0	26,145	0	0	0	0	0
Other	13,793	318	7,211	298	495	1,636	2,674

Total revenues from contracts with customers	32,944	80,755	79,195	43,000	495	1,719	2,684

Geographical location
Japan	32,944	80,755	79,195	41,353	495	1,719	1,359
The Americas	0	0	0	0	0	0	0
Other	0	0	0	1,647	0	0	1,325

Total revenues from contracts with customers	32,944	80,755	79,195	43,000	495	1,719	2,684

Other revenues *	74,726	10,988	9,664	269	116,609	20,203	8,873

Segment revenues/Total revenues	¥107,670	¥91,743	¥88,859	¥43,269	¥117,104	¥21,922	¥11,557

	Millions of yen
	Three months ended December 31, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥640	¥0	¥347	¥76,671	¥619	¥77,290
Real estate sales	6	0	0	15,973	0	15,973
Asset management and servicing	5,889	67,947	0	75,457	(14)	75,443
Automobile related services	0	0	3,603	19,892	16	19,908
Facilities operation	0	0	0	10,670	264	10,934
Environment and energy services	273	0	0	42,603	(474)	42,129
Real estate management and brokerage	0	0	0	25,661	(463)	25,198
Real estate contract work	0	0	0	26,145	(47)	26,098
Other	1,706	19	211	28,361	331	28,692

Total revenues from contracts with customers	8,514	67,966	4,161	321,433	232	321,665

Geographical location
Japan	0	0	0	237,820	290	238,110
The Americas	8,514	21,689	0	30,203	0	30,203
Other	0	46,277	4,161	53,410	(58)	53,352

Total revenues from contracts with customers	8,514	67,966	4,161	321,433	232	321,665

Other revenues *	29,195	1,947	33,012	305,486	(572)	304,914

Segment revenues/Total revenues	¥37,709	¥69,913	¥37,173	¥626,919	¥(340)	¥626,579

For the three months ended December 31, 2022

	Millions of yen
	Three months ended December 31, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥1,105	¥814	¥29,484	¥1,132	¥0	¥0	¥0
Real estate sales	0	17,484	0	0	0	0	0
Asset management and servicing	77	2,903	0	9	0	124	17
Automobile related services	16,652	0	0	59	0	0	0
Facilities operation	0	15,648	0	0	0	0	0
Environment and energy services	618	10	25	54,478	0	0	0
Real estate management and brokerage	0	25,116	0	0	0	0	0
Real estate contract work	0	25,922	13,230	0	0	0	0
Other	10,396	217	7,813	113	660	1,736	3,342

Total revenues from contracts with customers	28,848	88,114	50,552	55,791	660	1,860	3,359

Geographical location
Japan	28,848	88,114	50,552	49,266	660	1,860	1,491
The Americas	0	0	0	0	0	0	0
Other	0	0	0	6,525	0	0	1,868

Total revenues from contracts with customers	28,848	88,114	50,552	55,791	660	1,860	3,359

Other revenues *	81,372	9,692	10,665	1,714	93,555	19,520	10,514

Segment revenues/Total revenues	¥110,220	¥97,806	¥61,217	¥57,505	¥94,215	¥21,380	¥13,873

	Millions of yen
	Three months ended December 31, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥659	¥0	¥656	¥33,850	¥623	¥34,473
Real estate sales	2	0	0	17,486	0	17,486
Asset management and servicing	5,751	62,263	3	71,147	(187)	70,960
Automobile related services	0	0	4,939	21,650	1	21,651
Facilities operation	0	0	0	15,648	235	15,883
Environment and energy services	270	0	0	55,401	(488)	54,913
Real estate management and brokerage	0	0	0	25,116	(386)	24,730
Real estate contract work	0	0	0	39,152	(94)	39,058
Other	2,613	54	323	27,267	104	27,371

Total revenues from contracts with customers	9,295	62,317	5,921	306,717	(192)	306,525

Geographical location
Japan	0	0	0	220,791	489	221,280
The Americas	9,295	19,954	0	29,249	0	29,249
Other	0	42,363	5,921	56,677	(681)	55,996

Total revenues from contracts with customers	9,295	62,317	5,921	306,717	(192)	306,525

Other revenues *	46,034	5,500	44,364	322,930	573	323,503

Segment revenues/Total revenues	¥55,329	¥67,817	¥50,285	¥629,647	¥381	¥630,028

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

25.	Subsequent Events
(1) On November 11, 2022, in an effort to expand the Group’s network in the healthcare business, the Company executed a share purchase agreement with Mr. Yoshiaki Yoshida, a major shareholder of DHC Corporation (hereinafter, “DHC”), and reached a basic agreement to acquire the shares of DHC. The Company acquired 91.1% of the total number of issued shares of DHC. As a result, DHC became a consolidated subsidiary of the Company on January 31, 2023.
The Company aims to acquire all issued shares of DHC, with the total acquisition consideration expected to be approximately ¥300 billion in cash. As of February 10, 2023, the accounting for the acquisition was not yet complete.
(2) The Company cancelled its own shares pursuant to the share cancellation policy approved at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows:

•	Class of shares cancelled Common shares

•	Number of shares cancelled 23,427,745 shares

•	Cancellation date January 20, 2023.